UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of
May 2026

333-08704
(Commission file number)

ICON plc
(Translation of registrant's name into English)

South County Business Park, Leopardstown, Dublin 18, D18 X5R3, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F___X___	Form 40-F______

ICON plc
This report on Form 6-K/A is hereby incorporated by reference into the registration statements of ICON plc on Form S-8 (Registration Nos. 333-152802, 333-204153, 333-231527, 333-254891, 333-257578 and 333-282826) and on Form F-3 (Registration No. 333-278943), and this report on Form 6-K/A shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

EXPLANATORY NOTE

Overview

As described in our Report on Form 6-K furnished on April 29, 2026, the Audit Committee of the Board of Directors (the “Audit Committee”), after discussion with management of the Company, concluded on April 27, 2026, that the Company’s previously issued audited financial statements included in its Annual Reports on Form 20-F for the years ended December 31, 2024 and 2023 (the “Affected Audited Periods”) and the unaudited interim financial statements included in the Company’s Current Reports on Form 6-K for the quarterly periods ending on and falling between September 30, 2025 and March 31, 2023 (the “Affected Unaudited Periods” and together with the Affected Audited Periods, the “Restated Periods”) should no longer be relied upon. We refer to the the Company’s Current Reports on Form 6-K with respect to the Affected Unaudited Periods as the "Affected Form 6-K Reports."

We are filing this Amendment No. 1 on Form 6-K (this "Amendment" or "Form 6-K/A") to amend the Report on Form 6-K originally filed by the Company with the Securities and Exchange Commission (the "SEC") on October 23, 2025 to restate the Company's previously issued unaudited condensed consolidated financial statements for the Affected Unaudited Periods that were included in the Affected Form 6-K Reports. This Amendment also amends certain other information impacted by the Restatement (as defined below) that was included in the Affected Form 6-K Reports. All material restatement information for the Affected Unaudited Periods is included in this Amendment, and the Company does not intend to separately amend other reports it has previously filed with the SEC.

In this Form 6-K/A, we are including the following:

•the restated unaudited condensed consolidated Balance Sheets as of March 31, June 30, and September 30, of each of 2023, 2024, and 2025; and
•the restated unaudited condensed consolidated Statements of Operations and, Statements of Comprehensive Income for each of the three months and year to date periods ended March 31, June 30, and September 30, of each of 2023, 2024, and 2025; and
•the restated unaudited condensed consolidated Statements of Shareholders' Equity for each of the three months ended March 31, June 30, and September 30, of each of 2023, 2024, and 2025; and
•the restated unaudited condensed consolidated Statements of Cash Flows for each of the year to date periods ended March 31, June 30, and September 30, of each of 2023, 2024, and 2025.

We refer to the foregoing restatements in this document as the “Restatement.”

Restatement Background

As previously disclosed, in October 2025, the Audit Committee initiated an investigation into certain accounting practices and controls, following concerns reported to the Audit Committee through Company management. The Audit Committee promptly engaged outside legal counsel, who were supported by forensic and technical accounting firms, to conduct the investigation (the “Investigation”) and notified the Company’s independent registered public accounting firm. The Company has also self-reported the matter to the SEC and other relevant agencies. The Investigation primarily focused on revenue recognition practices, and, in connection with the Investigation, the Company has determined that improper adjustments were made to the clinical trial services revenue of the Company from the third quarter of 2023 to the fourth quarter of 2024. The Company also identified errors in determining the estimated cost to complete, the assessment of realizable value, and certain manual adjustments in respect of clinical trial services revenue contracts during 2023, 2024 and 2025. The Audit Committee concluded that the Company’s previously issued consolidated financial statements for the Restated Periods should no longer be relied upon and that such financial statements required restatement.

The Company has restated the audited financial statements for the Affected Audited Periods in the Annual Report on Form 20-F for the year ended December 31, 2025 (our "Form 20-F") and is filing this Amendment to restate the unaudited interim financial statements for the Affected Unaudited Periods.

Restatement of Financial Statements for the Affected Unaudited Periods

In addition to the errors outlined in our Form 20-F, the following errors were identified that impacted the Affected Unaudited Periods.

•In preparing the Company's goodwill impairment assessment as at December 31, 2025, the Company identified additional goodwill impairment and concluded that it should have been recorded as at September 30, 2025 and has included this within the restated September 30, 2025 unaudited condensed consolidated financial statements.

•Errors were identified between unbilled revenue and accounts receivable, net of allowance for credit losses as at March 31, and June 30, 2024. An overstatement of $160.0 million and $1.0 million were identified in accounts receivable, net of allowance for credit losses with a corresponding understatement of unbilled revenue as at March 31, and June 30, 2024 respectively.

Effect of Restatement

The effect of this restatement on the Company's unaudited condensed consolidated Statements of Operations for each of the Affected Unaudited Periods is as follows (only impacted lines are presented):

	March 31, 2025			June 30, 2025			September 30, 2025
	Three Months Ended			Three Months Ended			Three Months Ended
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)
Revenue	$2,001,332	$13,988	$2,015,320	$2,017,357	$21,731	$2,039,088	$2,042,812	$41,603	$2,084,415
Direct costs	1,442,679	6,579	1,449,258	1,455,758	—	1,455,758	1,488,364	50,587	1,538,951
Depreciation and amortization	95,958	—	95,958	97,718	—	97,718	98,495	535	99,030
Goodwill impairment	—	—	—	—	—	—	165,300	198,948	364,248
Impairment of non-financial assets	—	—	—	—	—	—	—	101,027	101,027
Total costs and expenses	1,781,771	6,579	1,788,350	1,808,149	—	1,808,149	1,956,228	351,097	2,307,325
Income / (loss) from operations	219,561	7,409	226,970	209,208	21,731	230,939	86,584	(309,494)	(222,910)
Income tax (expense) / benefit	(19,603)	(748)	(20,351)	21,861	(1,187)	20,674	(35,747)	22,956	(12,791)
Net income / (loss)	$154,151	$6,661	$160,812	$182,972	$20,544	$203,516	$2,355	$(286,538)	$(284,183)

	March 31, 2024			June 30, 2024			September 30, 2024
	Three Months Ended			Three Months Ended			Three Months Ended
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)
Revenue	$2,090,386	$(47,132)	$2,043,254	$2,120,159	$(78,233)	$2,041,926	$2,030,030	$11,913	$2,041,943
Direct costs	1,471,367	(4,083)	1,467,284	1,493,600	(5,344)	1,488,256	1,438,616	(5,222)	1,433,394
Total costs and expenses	1,804,889	(4,083)	1,800,806	1,890,302	(5,344)	1,884,958	1,744,596	(5,222)	1,739,374
Income from operations	285,497	(43,049)	242,448	229,857	(72,889)	156,968	285,434	17,135	302,569
Income tax expense	(28,324)	3,948	(24,376)	(23,344)	8,755	(14,589)	(37,437)	(995)	(38,432)
Net income	$187,438	$(39,101)	$148,337	$146,910	$(64,134)	$82,776	$197,128	$16,140	$213,268

	March 31, 2023			June 30, 2023			September 30, 2023
	Three Months Ended			Three Months Ended			Three Months Ended
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)
Revenue	$1,978,578	$(12,770)	$1,965,808	$2,020,251	$(12,050)	$2,008,201	$2,055,099	$(14,785)	$2,040,314
Direct costs	1,395,546	(3,624)	1,391,922	1,429,540	(3,134)	1,426,406	1,449,136	(3,394)	1,445,742
Total costs and expenses	1,761,789	(3,624)	1,758,165	1,810,767	(3,134)	1,807,633	1,790,788	(3,394)	1,787,394
Income from operations	216,789	(9,146)	207,643	209,484	(8,916)	200,568	264,311	(11,391)	252,920
Income tax expense	(14,273)	1,369	(12,904)	(9,629)	1,363	(8,266)	(18,011)	1,627	(16,384)
Net income	$116,654	$(7,777)	$108,877	$115,598	$(7,553)	$108,045	$163,665	$(9,764)	$153,901

GENERAL

As used herein, “ICON plc”, “ICON”, "ICON Group", the “Company” and “we”, "our" or “us” refer to ICON public limited company and its consolidated subsidiaries, unless the context requires otherwise.

Unless otherwise indicated, ICON plc’s financial statements and other financial data contained in this Form 6-K/A are presented in United States dollars (“$”) and are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

In this Form 6-K/A, references to “U.S. dollars”, “U.S.$” or “$” are to the lawful currency of the United States, references to “euro” or “€” are to the European single currency adopted by certain members of the European Union, references to “pound sterling”, “sterling”, “£”, “pence” or “p” are to the lawful currency of the United Kingdom. ICON publishes its consolidated financial statements in U.S. dollars.

Cautionary Statement Regarding Forward-looking Statements

Statements included herein which are not historical facts are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements regarding the following: the remediation of material weaknesses in the Company's internal control over financial reporting and the implementation of the Company's corrective action plan; the Company's expectations regarding business momentum, market opportunity, demand trends, growth, and commercial performance; and the Company's expectations with respect to its long-term value creation and competitive positioning. You can identify many forward-looking statements by words such as “aims,” “anticipates,” “believes,” “continues,” “could,” “estimates,” “expects,” “focused,” “guidance,” “intends,” “look,” “may,” “opportunities,” “plans,” “positions,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and other similar expressions and the negatives of such expressions. However, not all forward-looking statements contain these words. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. The forward looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, our results could be materially adversely affected. The risks and uncertainties include, but are not limited to, dependence on the pharmaceutical industry and certain clients, the need to regularly win projects and then to execute them efficiently and correctly, the challenges presented by rapid growth, competition and the continuing consolidation of the industry, the impact of market conditions on demand for the Company's services, risks related to the Company's ability to execute on its commercial strategy and maintain relationships with large pharmaceutical customers, risks relating to the Company's strategic partnerships, the dependence on certain key executives, changes in the regulatory environment, exchange rate fluctuations, inflation and rising labor costs, the effect of material weaknesses on our internal control over financial reporting, and the risk that material weaknesses in the Company's internal control over financial reporting are not remediated on the timeline expected or at all. Please also refer to the section entitled "Risk Factors" of our Form 20-F filed on May 27, 2026 for a discussion of some of the principal risks that could adversely affect our business, operations and financial results. The Company’s forward-looking statements speak only as of the date of this report or as of the date they are made, and the Company undertakes no obligation to update its forward-looking statements.

Restatement of Unaudited Condensed Consolidated Financial Statements

Restatement of Previously Issued Quarterly Financial Statements

The Company is presenting herein restated unaudited condensed consolidated financial information for the fiscal quarters and year-to-date periods ended March 31, June 30 and September 30, 2025; March 31, June 30 and September 30, 2024; and March 31, June 30 and September 30, 2023.

The table below sets forth the unaudited condensed Consolidated Statements of Operations, including the balances originally reported in the Company’s unaudited condensed Consolidated financial statements, the effects of the adjustments made and the restated balances for each of the three months and year to date periods ended March 31, June 30, and September 30 of 2025.
ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	March 31, 2025			June 30, 2025
	Three Months Ended			Three Months Ended			Six Months Ended
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands, except share and per share data)
Revenue	$2,001,332	$13,988	$2,015,320	$2,017,357	$21,731	$2,039,088	$4,018,689	$35,719	$4,054,408

Costs and expenses:
Direct costs	1,442,679	6,579	1,449,258	1,455,758	—	1,455,758	2,898,437	6,579	2,905,016
Selling, general and administrative	198,384	—	198,384	205,006	—	205,006	403,390	—	403,390
Depreciation and amortization	95,958	—	95,958	97,718	—	97,718	193,676	—	193,676
Transaction and integration related	5,404	—	5,404	6,717	—	6,717	12,121	—	12,121
Restructuring	39,346	—	39,346	42,950	—	42,950	82,296	—	82,296
Total costs and expenses	1,781,771	6,579	1,788,350	1,808,149	—	1,808,149	3,589,920	6,579	3,596,499

Income from operations	219,561	7,409	226,970	209,208	21,731	230,939	428,769	29,140	457,909
Interest income	1,802	—	1,802	2,054	—	2,054	3,856	—	3,856
Interest expense	(47,609)	—	(47,609)	(50,151)	—	(50,151)	(97,760)	—	(97,760)

Income before income tax (expense) / benefit	173,754	7,409	181,163	161,111	21,731	182,842	334,865	29,140	364,005
Income tax (expense) / benefit	(19,603)	(748)	(20,351)	21,861	(1,187)	20,674	2,258	(1,935)	323

Net income	$154,151	$6,661	$160,812	$182,972	$20,544	$203,516	$337,123	$27,205	$364,328

Net income per ordinary share:

Basic	$1.91		$2.00	$2.31		$2.57	$4.22		$4.56
Diluted	$1.90		$1.99	$2.30		$2.56	$4.20		$4.54

Weighted average number of ordinary shares outstanding:

Basic	80,552,734		80,552,734	79,245,448		79,245,448	79,899,091		79,899,091
Diluted	80,924,355		80,924,355	79,547,444		79,547,444	80,235,900		80,235,900

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	September 30, 2025
	Three Months Ended			Nine Months Ended
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands, except share and per share data)
Revenue	$2,042,812	$41,603	$2,084,415	$6,061,501	$77,322	$6,138,823

Costs and expenses:
Direct costs	1,488,364	50,587	1,538,951	4,386,801	57,166	4,443,967
Selling, general and administrative	197,049	—	197,049	600,439	—	600,439
Depreciation and amortization	98,495	535	99,030	292,171	535	292,706
Transaction and integration related	7,020	—	7,020	19,141	—	19,141
Restructuring	—	—	—	82,296	—	82,296
Goodwill impairment	165,300	198,948	364,248	165,300	198,948	364,248
Impairment of non-financial assets	—	101,027	101,027	—	101,027	101,027
Total costs and expenses	1,956,228	351,097	2,307,325	5,546,148	357,676	5,903,824

(Loss) / income from operations	86,584	(309,494)	(222,910)	515,353	(280,354)	234,999
Interest income	1,761	—	1,761	5,617	—	5,617
Interest expense	(50,243)	—	(50,243)	(148,003)	—	(148,003)

(Loss) / income before income tax expense	38,102	(309,494)	(271,392)	372,967	(280,354)	92,613
Income tax expense	(35,747)	22,956	(12,791)	(33,489)	21,021	(12,468)

Net (loss) / income	$2,355	$(286,538)	$(284,183)	$339,478	$(259,333)	$80,145

Net (loss) / income per ordinary share:

Basic	$0.03		$(3.67)	$4.29		$1.01
Diluted	$0.03		$(3.67)	$4.27		$1.01

Weighted average number of ordinary shares outstanding:

Basic	77,373,534		77,373,534	79,057,239		79,057,239
Diluted	78,082,459		77,373,534	79,518,086		79,518,086

The table below sets forth the unaudited condensed Consolidated Statements of Comprehensive Income, including the balances originally reported in the Company’s unaudited condensed Consolidated financial statements, the effects of the adjustments made and the restated balances for each of the three months and year to date periods ended March 31, June 30, and September 30 of 2025.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
	March 31, 2025			June 30, 2025
	Three Months Ended			Three Months Ended			Six Months Ended
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)
Net income	$154,151	$6,661	$160,812	$182,972	$20,544	$203,516	$337,123	$27,205	$364,328
Other comprehensive income, net of tax:
Currency translation adjustment	59,158	—	59,158	104,428	—	104,428	163,586	—	163,586
Movement on cash flow hedge	(2,420)	—	(2,420)	—	—	—	(2,420)	—	(2,420)
Total comprehensive income	$210,889	$6,661	$217,550	$287,400	$20,544	$307,944	$498,289	$27,205	$525,494

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
	September 30, 2025
	Three Months Ended			Nine Months Ended
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)
Net (loss) / income	$2,355	$(286,538)	$(284,183)	$339,478	$(259,333)	$80,145
Other comprehensive (loss) / income, net of tax:
Currency translation adjustment	(18,181)	—	(18,181)	145,405	—	145,405
Movement on cash flow hedge	—	—	—	(2,420)	—	(2,420)
Total comprehensive (loss) / income	$(15,826)	$(286,538)	$(302,364)	$482,463	$(259,333)	$223,130

The table below sets forth unaudited condensed Consolidated Balance Sheets, including the balances originally reported in the Company’s unaudited condensed Consolidated financial statements, the effects of the adjustments made and the restated balances as at March 31, June 30, and September 30 of 2025.

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	March 31, 2025			June 30, 2025			September 30, 2025
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$526,698	$—	$526,698	$390,396	$—	$390,396	$468,888	$—	$468,888
Accounts receivable, net of allowance for credit losses	1,387,462	—	1,387,462	1,367,255	—	1,367,255	1,387,690	—	1,387,690
Unbilled revenue	1,197,080	(95,569)	1,101,511	1,244,560	(71,539)	1,173,021	1,258,706	(62,959)	1,195,747
Other receivables	87,490	—	87,490	80,637	—	80,637	91,018	—	91,018
Prepayments and other current assets	153,340	—	153,340	143,263	—	143,263	140,713	(1,925)	138,788
Income taxes receivable	63,969	—	63,969	83,292	—	83,292	61,626	—	61,626
Total current assets	$3,416,039	$(95,569)	$3,320,470	$3,309,403	$(71,539)	$3,237,864	$3,408,641	$(64,884)	$3,343,757

Non-current assets:
Property, plant and equipment, net	378,253	—	378,253	377,979	—	377,979	390,837	(12,898)	377,939
Goodwill	9,065,335	—	9,065,335	9,092,410	—	9,092,410	8,927,323	(198,948)	8,728,375
Intangible assets, net	3,501,307	—	3,501,307	3,443,096	—	3,443,096	3,384,322	(86,739)	3,297,583
Operating right-of-use assets	147,377	—	147,377	140,352	—	140,352	134,341	—	134,341
Other receivables	75,122	—	75,122	85,032	—	85,032	89,932	—	89,932
Income taxes receivable	—	11,395	11,395	—	11,395	11,395	—	11,395	11,395
Deferred tax asset	77,404	2,456	79,860	86,275	2,456	88,731	100,810	2,456	103,266
Investments in equity	62,160	—	62,160	67,743	—	67,743	71,284	—	71,284
Total Assets	$16,722,997	$(81,718)	$16,641,279	$16,602,290	$(57,688)	$16,544,602	$16,507,490	$(349,618)	$16,157,872

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	118,168	—	118,168	94,503	—	94,503	113,288	—	113,288
Unearned revenue	1,497,166	(1,319)	1,495,847	1,514,442	980	1,515,422	1,528,343	18,544	1,546,887
Other liabilities	994,308	(7,248)	987,060	898,909	(7,248)	891,661	998,472	(7,248)	991,224
Income taxes payable	49,888	748	50,636	19,347	1,935	21,282	49,350	1,448	50,798
Current bank credit lines, loan facilities and notes	29,762	—	29,762	29,762	—	29,762	529,762	—	529,762
Total current liabilities	$2,689,292	$(7,819)	$2,681,473	$2,556,963	$(4,333)	$2,552,630	$3,219,215	$12,744	$3,231,959

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	March 31, 2025			June 30, 2025			September 30, 2025
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)
Non-current liabilities:
Non-current bank credit lines, loan facilities and notes, net	3,390,438	—	3,390,438	3,384,488	—	3,384,488	2,878,547	—	2,878,547
Lease liabilities	138,354	—	138,354	132,713	—	132,713	125,110	—	125,110
Non-current other liabilities	85,713	(752)	84,961	97,057	(752)	96,305	99,490	(752)	98,738
Non-current income taxes payable	129,529	1,710	131,239	100,916	1,710	102,626	105,832	1,710	107,542
Deferred tax liability	788,816	127	788,943	775,066	127	775,193	744,450	(22,342)	722,108
Commitments and contingencies	—	—	—	—	—	—	—	—	—
Total Liabilities	$7,222,142	$(6,734)	$7,215,408	$7,047,203	$(3,248)	$7,043,955	$7,172,644	$(8,640)	$7,164,004

Shareholders' Equity:
Ordinary shares par value 6 euro cents per share; 100,000,000 shares authorized
79,464,252 shares issued and outstanding at March 31, 2025 (June 30, 2025: 77,772,130 and September 30, 2025: 76,359,932)	6,505	—	6,505	6,390	—	6,390	6,290	—	6,290
Additional paid-in capital	7,037,344	—	7,037,344	7,054,324	—	7,054,324	7,100,059	—	7,100,059
Other undenominated capital	1,389	—	1,389	1,506	—	1,506	1,606	—	1,606
Accumulated other comprehensive loss	(173,191)	—	(173,191)	(68,763)	—	(68,763)	(86,944)	—	(86,944)
Retained earnings	2,628,808	(74,984)	2,553,824	2,561,630	(54,440)	2,507,190	2,313,835	(340,978)	1,972,857
Total Shareholders' Equity	$9,500,855	$(74,984)	$9,425,871	$9,555,087	$(54,440)	$9,500,647	$9,334,846	$(340,978)	$8,993,868
Total Liabilities and Shareholders’ Equity	$16,722,997	$(81,718)	$16,641,279	$16,602,290	$(57,688)	$16,544,602	$16,507,490	$(349,618)	$16,157,872

The following table presents summarized restated unaudited condensed Consolidated Statements of Shareholders’ Equity for three months ended March 31, June 30, and September 30 of 2025.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)
	Number of Ordinary Shares	Ordinary Shares	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Loss	Retained Earnings (As Restated)	Total
	( in thousands, except share data)
Balance at December 31, 2024 (as restated)	80,756,860	$6,586	$7,020,231	$1,304	$(229,929)	$2,643,162	$9,441,354
Comprehensive income (net of tax):
Net income (as restated)	—	—	—	—	—	160,812	160,812
Currency translation adjustment	—	—	—	—	59,158	—	59,158
Movement on cash flow hedge	—	—	—	—	(2,420)	—	(2,420)
Total Comprehensive Income (as restated)							217,550
Exercise of share options	40,883	3	4,759	—	—	—	4,762
Issue of restricted share units / performance share units	27,046	1	—	—	—	—	1
Share based compensation expense	—	—	12,359	—	—	—	12,359
Share issuance costs	—	—	(5)	—	—	—	(5)
Repurchase of ordinary shares	(1,360,537)	(85)	—	85	—	(250,000)	(250,000)
Share repurchase costs	—	—	—	—	—	(150)	(150)
Balance at March 31, 2025 (as restated)	79,464,252	$6,505	$7,037,344	$1,389	$(173,191)	$2,553,824	$9,425,871
Comprehensive income (net of tax):
Net income (as restated)	—	—	—	—	—	203,516	203,516
Currency translation adjustment	—	—	—	—	104,428	—	104,428
Total Comprehensive Income (as restated)							307,944
Exercise of share options	17,901	1	1,733	—	—	—	1,734
Issue of restricted share units / performance share units	7,158	1	—	—	—	—	1
Share based compensation expense	—	—	15,251	—	—	—	15,251
Share issuance costs	—	—	(4)	—	—	—	(4)
Repurchase of ordinary shares	(1,717,181)	(117)	—	117	—	(250,000)	(250,000)
Share repurchase costs	—	—	—	—	—	(150)	(150)
Balance at June 30, 2025 (as restated)	77,772,130	$6,390	$7,054,324	$1,506	$(68,763)	$2,507,190	$9,500,647
Comprehensive loss (net of tax):
Net loss (as restated)	—	—	—	—	—	(284,183)	(284,183)
Currency translation adjustment	—	—	—	—	(18,181)	—	(18,181)
Total Comprehensive Loss (as restated)							(302,364)
Exercise of share options	7,110	—	821	—	—	—	821
Issue of restricted share units / performance share units	7,304	—	—	—	—	—	—
Share based compensation expense	—	—	44,919	—	—	—	44,919
Share issuance costs	—	—	(5)	—	—	—	(5)
Repurchase of ordinary shares	(1,426,612)	(100)	—	100	—	(250,000)	(250,000)
Share repurchase costs	—	—	—	—	—	(150)	(150)
Balance at September 30, 2025 (as restated)	76,359,932	$6,290	$7,100,059	$1,606	$(86,944)	$1,972,857	$8,993,868

The following table presents summarized restated unaudited condensed Consolidated Statements of Cash Flows, including the balances originally reported in the Company's unaudited condensed consolidated financial statements for each of the year to date periods ended March 31, June 30, and September 30 of 2025.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
	Three Months Ended			Six Months Ended			Nine Months Ended
	March 31, 2025			June 30, 2025			September 30, 2025
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)
Cash flows provided by operating activities:
Net income	$154,151	$6,661	$160,812	$337,123	$27,205	$364,328	$339,478	$(259,333)	$80,145

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	95,958	—	95,958	193,676	—	193,676	292,171	535	292,706
Goodwill impairment	—	—	—	—	—	—	165,300	198,948	364,248
Impairment of non-financial assets	—	—	—	—	—	—	—	101,027	101,027
Impairment of operating right-of-use assets and related property, plant and equipment	—	—	—	5,573	—	5,573	5,573	—	5,573
Reduction in carrying value of operating right-of-use assets	9,384	—	9,384	18,977	—	18,977	29,473	—	29,473
Amortization of financing costs and debt discount	1,480	—	1,480	2,971	—	2,971	4,470	—	4,470
Stock compensation expense	12,359	—	12,359	27,610	—	27,610	72,529	—	72,529
Deferred tax benefit	(25,014)	—	(25,014)	(46,095)	—	(46,095)	(91,788)	(22,469)	(114,257)
Unrealized foreign exchange movements	18,081	—	18,081	34,777	—	34,777	24,661	—	24,661
Other non-cash items	8,240	—	8,240	15,266	—	15,266	20,561	—	20,561
Changes in operating assets and liabilities:
Accounts receivable	9,706	(9,225)	481	24,374	(9,225)	15,149	1,013	(9,225)	(8,212)
Unbilled revenue	84,155	(150,531)	(66,376)	36,040	(174,561)	(138,521)	25,979	(183,141)	(157,162)
Unearned revenue	(122,305)	145,768	23,463	(122,306)	148,067	25,761	(101,089)	165,631	64,542
Other net assets	22,045	7,327	29,372	(113,545)	8,514	(105,031)	13,712	8,027	21,739
Net cash provided by operating activities	268,240	—	268,240	414,441	—	414,441	802,043	—	802,043

Cash flows used in investing activities:
Purchase of property, plant and equipment	(28,907)	—	(28,907)	(61,185)	—	(61,185)	(114,885)	—	(114,885)
Purchase of subsidiary undertakings (net of cash acquired)	(2,537)	—	(2,537)	(2,537)	—	(2,537)	(2,537)	—	(2,537)
Proceeds from investments in equity	103	—	103	561	—	561	2,114	—	2,114
Purchase of investments in equity	(5,941)	—	(5,941)	(12,330)	—	(12,330)	(16,286)	—	(16,286)
Net cash used in investing activities	(37,282)	—	(37,282)	(75,491)	—	(75,491)	(131,594)	—	(131,594)

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
	Three Months Ended			Six Months Ended			Nine Months Ended
	March 31, 2025			June 30, 2025			September 30, 2025
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)
Cash flows used in financing activities:
Drawdown of credit lines and loan facilities	50,000	—	50,000	50,000	—	50,000	50,000	—	50,000
Repayment of credit lines and loan facilities	(57,440)	—	(57,440)	(64,881)	—	(64,881)	(72,321)	—	(72,321)
Proceeds from exercise of equity compensation	4,763	—	4,763	6,498	—	6,498	7,319	—	7,319
Share issue costs	(5)	—	(5)	(9)	—	(9)	(14)	—	(14)
Repurchase of ordinary shares	(250,000)	—	(250,000)	(500,000)	—	(500,000)	(750,000)	—	(750,000)
Share repurchase costs	(150)	—	(150)	(300)	—	(300)	(450)	—	(450)
Net cash used in financing activities	(252,832)	—	(252,832)	(508,692)	—	(508,692)	(765,466)	—	(765,466)
		—			—			—
Effect of exchange rate movements on cash	9,787	—	9,787	21,353	—	21,353	25,120	—	25,120
Net decrease in cash and cash equivalents	(12,087)	—	(12,087)	(148,389)	—	(148,389)	(69,897)	—	(69,897)
Cash and cash equivalents at beginning of year	538,785	—	538,785	538,785	—	538,785	538,785	—	538,785
Cash and cash equivalents at end of period	$526,698	$—	$526,698	$390,396	$—	$390,396	$468,888	$—	$468,888

The table below sets forth the unaudited condensed Consolidated Statements of Operations, including the balances originally reported in the Company’s unaudited condensed Consolidated financial statements, the effects of the adjustments made and the restated balances for each of the three months and year to date periods ended March 31, June 30, and September 30 of 2024.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	March 31, 2024			June 30, 2024
	Three Months Ended			Three Months Ended			Six Months Ended
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands, except share and per share data)
Revenue	$2,090,386	$(47,132)	$2,043,254	$2,120,159	$(78,233)	$2,041,926	$4,210,545	$(125,365)	$4,085,180

Costs and expenses:
Direct costs	1,471,367	(4,083)	1,467,284	1,493,600	(5,344)	1,488,256	2,964,967	(9,427)	2,955,540
Selling, general and administrative	177,350	—	177,350	194,458	—	194,458	371,808	—	371,808
Depreciation and amortization	149,181	—	149,181	149,635	—	149,635	298,816	—	298,816
Transaction and integration related	6,991	—	6,991	6,820	—	6,820	13,811	—	13,811
Restructuring	—	—	—	45,789	—	45,789	45,789	—	45,789
Total costs and expenses	1,804,889	(4,083)	1,800,806	1,890,302	(5,344)	1,884,958	3,695,191	(9,427)	3,685,764

Income from operations	285,497	(43,049)	242,448	229,857	(72,889)	156,968	515,354	(115,938)	399,416
Interest income	1,930	—	1,930	1,237	—	1,237	3,167	—	3,167
Interest expense	(71,665)	—	(71,665)	(60,840)	—	(60,840)	(132,505)	—	(132,505)

Income before income tax expense	215,762	(43,049)	172,713	170,254	(72,889)	97,365	386,016	(115,938)	270,078
Income tax expense	(28,324)	3,948	(24,376)	(23,344)	8,755	(14,589)	(51,668)	12,703	(38,965)

Net income	$187,438	$(39,101)	$148,337	$146,910	$(64,134)	$82,776	$334,348	$(103,235)	$231,113

Net income per ordinary share:

Basic	$2.27		$1.80	$1.78		$1.00	$4.04		$2.80
Diluted	$2.25		$1.78	$1.76		$0.99	$4.02		$2.78

Weighted average number of ordinary shares outstanding:

Basic	82,579,203		82,579,203	82,738,765		82,738,765	82,658,984		82,658,984
Diluted	83,249,303		83,249,303	83,360,841		83,360,841	83,260,144		83,260,144

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	September 30, 2024
	Three Months Ended			Nine Months Ended
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands, except share and per share data)
Revenue	$2,030,030	$11,913	$2,041,943	$6,240,575	$(113,452)	$6,127,123

Costs and expenses:
Direct costs	1,438,616	(5,222)	1,433,394	4,403,583	(14,649)	4,388,934
Selling, general and administrative	205,095	—	205,095	576,903	—	576,903
Depreciation and amortization	93,029	—	93,029	391,845	—	391,845
Transaction and integration related	7,856	—	7,856	21,667	—	21,667
Restructuring	—	—	—	45,789	—	45,789
Total costs and expenses	1,744,596	(5,222)	1,739,374	5,439,787	(14,649)	5,425,138

Income from operations	285,434	17,135	302,569	800,788	(98,803)	701,985
Interest income	2,434	—	2,434	5,601	—	5,601
Interest expense	(53,303)	—	(53,303)	(185,808)	—	(185,808)

Income before income tax expense	234,565	17,135	251,700	620,581	(98,803)	521,778
Income tax expense	(37,437)	(995)	(38,432)	(89,105)	11,708	(77,397)

Net income	$197,128	$16,140	$213,268	$531,476	$(87,095)	$444,381

Net income per ordinary share:

Basic	$2.38		$2.57	$6.43		$5.37
Diluted	$2.36		$2.56	$6.38		$5.33

Weighted average number of ordinary shares outstanding:

Basic	82,831,300		82,831,300	82,716,842		82,716,842
Diluted	83,445,827		83,445,827	83,305,441		83,305,441

The table below sets forth the unaudited condensed Consolidated Statements of Comprehensive Income, including the balances originally reported in the Company’s unaudited condensed Consolidated financial statements, the effects of the adjustments made and the restated balances for each of the three months and year to date periods ended March 31, June 30, and September 30 of 2024.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
	March 31, 2024			June 30, 2024
	Three Months Ended			Three Months Ended			Six Months Ended
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)
Net income	$187,438	$(39,101)	$148,337	$146,910	$(64,134)	$82,776	$334,348	$(103,235)	$231,113
Other comprehensive income, net of tax:
Currency translation adjustment	(32,040)	—	(32,040)	(8,985)	—	(8,985)	(41,025)	—	(41,025)
Movement on cash flow hedge	9,084	—	9,084	(4,112)	—	(4,112)	4,972	—	4,972
Total comprehensive income	$164,482	$(39,101)	$125,381	$133,813	$(64,134)	$69,679	$298,295	$(103,235)	$195,060

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
	September 30, 2024
	Three Months Ended			Nine Months Ended
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)
Net income	$197,128	$16,140	$213,268	$531,476	$(87,095)	$444,381
Other comprehensive income, net of tax:
Currency translation adjustment	69,695	—	69,695	28,670	—	28,670
Movement on cash flow hedge	(198)	—	(198)	4,774	—	4,774
Total comprehensive income	$266,625	$16,140	$282,765	$564,920	$(87,095)	$477,825

The table below sets forth the unaudited condensed Consolidated Balance Sheets, including the balances originally reported in the Company’s unaudited condensed Consolidated financial statements, the effects of the adjustments made and the restated balances as at March 31, June 30, and September 30 of 2024.

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	March 31, 2024			June 30, 2024			September 30, 2024
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$396,082	$—	$396,082	$506,553	$—	$506,553	$695,507	$—	$695,507
Available for sale investments	1,955	—	1,955	—	—	—	—	—	—
Accounts receivable, net of allowance for credit losses	1,862,468	(159,949)	1,702,519	1,569,642	(990)	1,568,652	1,396,080	—	1,396,080
Unbilled revenue	993,141	(43,574)	949,567	1,230,948	(209,429)	1,021,519	1,361,198	(242,338)	1,118,860
Other receivables	76,638	—	76,638	78,113	—	78,113	82,760	—	82,760
Prepayments and other current assets	149,127	—	149,127	139,244	—	139,244	140,536	—	140,536
Income taxes receivable	75,544	—	75,544	79,216	—	79,216	102,931	—	102,931
Total current assets	$3,554,955	$(203,523)	$3,351,432	$3,603,716	$(210,419)	$3,393,297	$3,779,012	$(242,338)	$3,536,674

Non-current assets:
Property, plant and equipment, net	353,302	—	353,302	353,844	—	353,844	365,726	—	365,726
Goodwill	9,018,301	—	$9,018,301	9,016,549	—	9,016,549	9,085,447	—	9,085,447
Intangible assets, net	3,748,939	—	3,748,939	3,632,354	—	3,632,354	3,605,814	—	3,605,814
Operating right-of-use assets	159,620	—	159,620	149,782	—	149,782	156,955	—	156,955
Other receivables	87,193	—	87,193	87,609	—	87,609	88,445	—	88,445
Income taxes receivable	—	4,155	4,155	—	14,994	14,994	—	13,682	13,682
Deferred tax asset	74,777	(1,431)	73,346	74,787	(2,463)	72,324	75,993	(2,306)	73,687
Investments in equity	51,164	—	51,164	50,220	—	50,220	53,720	—	53,720
Total Assets	$17,048,251,000.00	$(200,799)	$16,847,452,000.00	$16,968,861,000.00	$(197,888)	$16,770,973,000.00	$17,211,112,000.00	$(230,962)	$16,980,150,000

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$113,579	$—	$113,579	$83,037	$—	$83,037	$106,172	$—	$106,172
Unearned revenue	1,709,938	(124,244)	1,585,694	1,602,526	(58,251)	1,544,275	1,585,257	(107,305)	1,477,952
Other liabilities	1,000,760	(7,248)	993,512	999,071	(7,248)	991,823	1,045,134	(7,248)	1,037,886
Income taxes payable	41,905	—	41,905	27,935	—	27,935	52,585	—	52,585
Current bank credit lines, loan facilities and notes	79,762	—	79,762	29,762	—	29,762	29,762	—	29,762
Total current liabilities	$2,945,944	$(131,492)	$2,814,452	$2,742,331	$(65,499)	$2,676,832	$2,818,910	$(114,553)	$2,704,357

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	March 31, 2024			June 30, 2024			September 30, 2024
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)
Non-current liabilities:
Non-current bank credit lines, loan facilities and notes, net	3,419,734	—	3,419,734	3,408,157	—	3,408,157	3,402,368	—	3,402,368
Lease liabilities	145,542	—	145,542	145,464	—	145,464	145,714	—	145,714
Non-current other liabilities	45,988	(752)	45,236	48,372	(752)	47,620	50,157	(752)	49,405
Non-current income taxes payable	188,876	871	189,747	195,778	2,313	198,091	201,135	2,093	203,228
Deferred tax liability	869,520	(1,028)	868,492	843,633	(1,418)	842,215	818,329	(1,358)	816,971
Commitments and contingencies	—	—	—	—	—	—	—	—	—
Total Liabilities	$7,615,604	$(132,401)	$7,483,203	$7,383,735	$(65,356)	$7,318,379	$7,436,613	$(114,570)	$7,322,043

Shareholders' Equity:
Ordinary shares par value 6 euro cents per share; 100,000,000 shares authorized
82,683,805 shares issued and outstanding at March 31, 2024 (June 30, 2024: 82,816,600 and September 30, 2024: 82,559,366)	6,711	—	6,711	6,720	—	6,720	6,703	—	6,703
Additional paid-in capital	6,970,079	—	6,970,079	6,988,736	—	6,988,736	7,011,547	—	7,011,547
Other undenominated capital	1,162	—	1,162	1,162	—	1,162	1,184	—	1,184
Accumulated other comprehensive loss	(166,462)	—	(166,462)	(179,559)	—	(179,559)	(110,062)	—	(110,062)
Retained earnings	2,621,157	(68,398)	2,552,759	2,768,067	(132,532)	2,635,535	2,865,127	(116,392)	2,748,735
Total Shareholders' Equity	$9,432,647	$(68,398)	$9,364,249	$9,585,126	$(132,532)	$9,452,594	$9,774,499	$(116,392)	$9,658,107
Total Liabilities and Shareholders’ Equity	$17,048,251,000	$(200,799)	$16,847,452,000	$16,968,861,000	$(197,888)	$16,770,973,000	$17,211,112,000	$(230,962)	$16,980,150

The following table presents summarized restated unaudited condensed Consolidated Statements of Shareholders’ Equity for three months ended March 31, June 30, and September 30 of 2024.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)
	Number of Ordinary Shares	Ordinary Shares	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Loss	Retained Earnings (As Restated)	Total
	( in thousands, except share data)
Balance at December 31, 2023 (as restated)	82,495,086	$6,699	$6,942,669	$1,162	$(143,506)	$2,404,422	$9,211,446
Comprehensive income, (net of tax):
Net income (as restated)	—	—	—	—	—	148,337	148,337
Currency translation adjustment	—	—	—	—	(32,040)	—	(32,040)
Movement on cash flow hedge	—	—	—	—	9,084	—	9,084
Total Comprehensive Income (as restated)							125,381
Exercise of share options	156,527	10	16,293	—	—	—	16,303
Issue of restricted share units / performance share units	32,192	2	—	—	—	—	2
Share based compensation expense	—	—	11,121	—	—	—	11,121
Share issuance costs	—	—	(4)	—	—	—	(4)
Balance at March 31, 2024 (as restated)	82,683,805	$6,711	$6,970,079	$1,162	$(166,462)	$2,552,759	$9,364,249
Comprehensive income, (net of tax):
Net income (as restated)	—	—	—	—	—	82,776	82,776
Currency translation adjustment	—	—	—	—	(8,985)	—	(8,985)
Movement on cash flow hedge	—	—	—	—	(4,112)	—	(4,112)
Total Comprehensive Income (as restated)							69,679
Exercise of share options	45,127	3	5,331	—	—	—	5,334
Issue of restricted share units / performance share units	87,668	6	—	—	—	—	6
Share based compensation expense	—	—	13,336	—	—	—	13,336
Share issuance costs	—	—	(10)	—	—	—	(10)
Balance at June 30, 2024 (as restated)	82,816,600	$6,720	$6,988,736	$1,162	$(179,559)	$2,635,535	$9,452,594
Comprehensive income, (net of tax):
Net income (as restated)	—	—	—	—	—	213,268	213,268
Currency translation adjustment	—	—	—	—	69,695	—	69,695
Movement on cash flow hedge	—	—	—	—	(198)	—	(198)
Total Comprehensive Income (as restated)							282,765
Exercise of share options	74,151	5	10,729	—	—	—	10,734
Issue of restricted share units / performance share units	5,685	—	—	—	—	—	—
Share based compensation expense	—	—	12,085	—	—	—	12,085
Share issuance costs	—	—	(3)	—	—	—	(3)
Repurchase of ordinary shares	(337,070)	(22)	—	22	—	(100,000)	(100,000)
Share repurchase costs	—	—	—	—	—	(68)	(68)
Balance at September 30, 2024 (as restated)	82,559,366	$6,703	$7,011,547	$1,184	$(110,062)	$2,748,735	$9,658,107

The following table presents summarized restated unaudited condensed Consolidated Statements of Cash Flows, including the balances originally reported in the Company's unaudited condensed consolidated financial statements for each of the year to date periods ended March 31, June 30, and September 30 of 2024.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
	Three Months Ended			Six Months Ended			Nine Months Ended
	March 31, 2024			June 30, 2024			September 30, 2024
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)
Cash flows provided by operating activities:
Net income	$187,438	$(39,101)	$148,337	$334,348	$(103,235)	$231,113	$531,476	$(87,095)	$444,381

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	149,181	—	149,181	298,816	—	298,816	391,845	—	391,845
Impairment of operating right-of-use assets and related property, plant and equipment	—	—	—	12,559	—	12,559	12,559	—	12,559
Reduction in carrying value of operating right-of-use assets	11,472	—	11,472	19,367	—	19,367	29,820	—	29,820
Amortization of financing costs and debt discount	3,907	—	3,907	20,604	—	20,604	22,066	—	22,066
Stock compensation expense	13,181	—	13,181	28,145	—	28,145	41,183	—	41,183
Deferred tax benefit	(35,145)	388	(34,757)	(61,239)	1,030	(60,209)	(86,579)	933	(85,646)
Unrealized foreign exchange movements	(1,027)	—	(1,027)	13,761	—	13,761	34,018	—	34,018
Other non-cash items	4,629	—	4,629	12,463	—	12,463	26,828	—	26,828
Changes in operating assets and liabilities:
Accounts receivable	(80,431)	134,031	53,600	198,749	(24,928)	173,821	352,795	(25,918)	326,877
Unbilled revenue	(42,546)	(54,781)	(97,327)	(287,183)	111,074	(176,109)	(423,533)	143,983	(279,550)
Unearned revenue	56,485	(36,201)	20,284	(52,081)	29,792	(22,289)	(72,930)	(19,262)	(92,192)
Other net assets	59,932	(4,336)	55,596	7,356	(13,733)	(6,377)	88,790	(12,641)	76,149
Net cash provided by operating activities	327,076	—	327,076	545,665	—	545,665	948,338	—	948,338

Cash flows used in investing activities:
Purchase of property, plant and equipment	(27,152)	—	(27,152)	(63,440)	—	(63,440)	(106,772)	—	(106,772)
Purchase of subsidiary undertakings (net of cash acquired)	(7,831)	—	(7,831)	(7,831)	—	(7,831)	(85,629)	—	(85,629)
Movement of available for sale investments	(1)	—	(1)	1,954	—	1,954	1,954	—	1,954
Proceeds from investments in equity	—	—	—	1,373	—	1,373	2,671	—	2,671
Purchase of investments in equity	(4,381)	—	(4,381)	(5,621)	—	(5,621)	(10,131)	—	(10,131)
Net cash used in investing activities	(39,365)	—	(39,365)	(73,565)	—	(73,565)	(197,907)	—	(197,907)

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
	Three Months Ended			Six Months Ended			Nine Months Ended
	March 31, 2024			June 30, 2024			September 30, 2024
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)
Cash flows used in financing activities:
Debt issue costs	—	—	—	(11,679)	—	(11,679)	(12,678)	—	(12,678)
Drawdown of credit lines and loan facilities	50,000	—	50,000	2,192,480	—	2,192,480	2,242,480	—	2,242,480
Repayment of credit lines and loan facilities	(330,000)	—	(330,000)	(2,537,882)	—	(2,537,882)	(2,595,323)	—	(2,595,323)
Proceeds from exercise of equity compensation	16,305	—	16,305	21,645	—	21,645	32,379	—	32,379
Share issue costs	(4)	—	(4)	(14)	—	(14)	(17)	—	(17)
Repurchase of ordinary shares	—	—	—	—	—	—	(100,000)	—	(100,000)
Share repurchase costs	—	—	—	—	—	—	(68)	—	(68)
Net cash used in financing activities	(263,699)	—	(263,699)	(335,450)	—	(335,450)	(433,227)	—	(433,227)

Effect of exchange rate movements on cash	(6,032)	—	(6,032)	(8,199)	—	(8,199)	201	—	201
Net increase in cash and cash equivalents	17,980	—	17,980	128,451	—	128,451	317,405	—	317,405
Cash and cash equivalents at beginning of year	378,102	—	378,102	378,102	—	378,102	378,102	—	378,102
Cash and cash equivalents at end of period	$396,082	$—	$396,082	$506,553	$—	$506,553	$695,507	$—	$695,507

The table below sets forth the unaudited condensed Consolidated Statements of Operations, including the balances originally reported in the Company’s unaudited condensed Consolidated financial statements, the effects of the adjustments made and the restated balances for each of the three months and year to date periods ended March 31, June 30, and September 30 of 2023.
ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	March 31, 2023			June 30, 2023
	Three Months Ended			Three Months Ended			Six Months Ended
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands, except share and per share data)
Revenue	$1,978,578	$(12,770)	$1,965,808	$2,020,251	$(12,050)	$2,008,201	$3,998,829	$(24,820)	$3,974,009

Costs and expenses:
Direct costs	1,395,546	(3,624)	1,391,922	1,429,540	(3,134)	1,426,406	2,825,086	(6,758)	2,818,328
Selling, general and administrative	200,006	—	200,006	187,806	—	187,806	387,812	—	387,812
Depreciation and amortization	145,126	—	145,126	145,059	—	145,059	290,185	—	290,185
Transaction and integration related	11,382	—	11,382	12,701	—	12,701	24,083	—	24,083
Restructuring	9,729	—	9,729	35,661	—	35,661	45,390	—	45,390
Total costs and expenses	1,761,789	(3,624)	1,758,165	1,810,767	(3,134)	1,807,633	3,572,556	(6,758)	3,565,798

Income from operations	216,789	(9,146)	207,643	209,484	(8,916)	200,568	426,273	(18,062)	408,211
Interest income	1,072	—	1,072	949	—	949	2,021	—	2,021
Interest expense	(86,551)	—	(86,551)	(85,206)	—	(85,206)	(171,757)	—	(171,757)

Income before income tax expense	131,310	(9,146)	122,164	125,227	(8,916)	116,311	256,537	(18,062)	238,475
Income tax expense	(14,273)	1,369	(12,904)	(9,629)	1,363	(8,266)	(23,902)	2,732	(21,170)

Income before share of losses from equity method investments	117,037	(7,777)	109,260	115,598	(7,553)	108,045	232,635	(15,330)	217,305
Share of losses from equity method investments	(383)	—	(383)	—	—	—	(383)	—	(383)
Net income	$116,654	$(7,777)	$108,877	$115,598	$(7,553)	$108,045	$232,252	$(15,330)	$216,922

Net income per ordinary share:

Basic	$1.43		$1.33	$1.41		$1.32	$2.84		$2.65
Diluted	$1.41		$1.32	$1.40		$1.31	$2.81		$2.63

Weighted average number of ordinary shares outstanding:

Basic	81,784,389		81,784,389	81,999,746		81,999,746	81,892,662		81,892,662
Diluted	82,605,659		82,605,659	82,627,933		82,627,933	82,617,391		82,617,391

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	September 30, 2023
	Three Months Ended			Nine Months Ended
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands, except share and per share data)
Revenue	$2,055,099	$(14,785)	$2,040,314	$6,053,928	$(39,605)	$6,014,323

Costs and expenses:
Direct costs	1,449,136	(3,394)	1,445,742	4,274,222	(10,152)	4,264,070
Selling, general and administrative	185,187	—	185,187	572,999	—	572,999
Depreciation and amortization	146,032	—	146,032	436,217	—	436,217
Transaction and integration related	10,433	—	10,433	34,516	—	34,516
Restructuring	—	—	—	45,390	—	45,390
Total costs and expenses	1,790,788	(3,394)	1,787,394	5,363,344	(10,152)	5,353,192

Income from operations	264,311	(11,391)	252,920	690,584	(29,453)	661,131
Interest income	1,273	—	1,273	3,294	—	3,294
Interest expense	(83,908)	—	(83,908)	(255,665)	—	(255,665)

Income before income tax expense	181,676	(11,391)	170,285	438,213	(29,453)	408,760
Income tax expense	(18,011)	1,627	(16,384)	(41,913)	4,359	(37,554)

Income before share of losses from equity method investments	163,665	(9,764)	153,901	396,300	(25,094)	371,206
Share of losses from equity method investments	—	—	—	(383)	—	(383)
Net income	$163,665	$(9,764)	$153,901	$395,917	$(25,094)	$370,823

Net income per ordinary share:

Basic	$1.99		$1.87	$4.83		$4.52
Diluted	$1.97		$1.85	$4.79		$4.48

Weighted average number of ordinary shares outstanding:

Basic	82,215,627		82,215,627	82,001,500		82,001,500
Diluted	82,972,888		82,972,888	82,737,073		82,737,073

The table below sets forth unaudited condensed Consolidated Statements of Comprehensive Income, including the balances originally reported in the Company’s unaudited condensed Consolidated financial statements, the effects of the adjustments made and the restated balances for each of the three months and year to date periods ended March 31, June 30, and September 30 of 2023.
ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	March 31, 2023			June 30, 2023
	Three Months Ended			Three Months Ended			Six Months Ended
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)
Net income	$116,654	$(7,777)	$108,877	$115,598	$(7,553)	$108,045	$232,252	$(15,330)	$216,922
Other comprehensive income, net of tax:
Currency translation adjustment	15,500	—	15,500	(10,638)	—	(10,638)	4,862	—	4,862
Movement on cash flow hedge	(3,858)	—	(3,858)	14,006	—	14,006	10,148	—	10,148
Total comprehensive income	$128,296	$(7,777)	$120,519	$118,966	$(7,553)	$111,413	$247,262	$(15,330)	$231,932

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
	September 30, 2023
	Three Months Ended			Nine Months Ended
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)
Net income	$163,665	$(9,764)	$153,901	$395,917	$(25,094)	$370,823
Other comprehensive income, net of tax:
Currency translation adjustment	(38,648)	—	(38,648)	(33,786)	—	(33,786)
Movement on cash flow hedge	4,986	—	4,986	15,134	—	15,134
Total comprehensive income	$130,003	$(9,764)	$120,239	$377,265	$(25,094)	$352,171

The table below sets forth the unaudited condensed Consolidated Balance Sheets, including the balances originally reported in the Company’s unaudited condensed Consolidated financial statements, the effects of the adjustments made and the restated balances as at March 31, June 30, and September 30 of 2023.

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
	March 31, 2023			June 30, 2023			September 30, 2023
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$279,880	$—	$279,880	$270,176	$—	$270,176	$313,065	$—	$313,065
Available for sale investments	1,653	—	1,653	1,653	—	1,653	1,954	—	1,954
Accounts receivable, net of allowance for credit losses	1,802,726	—	1,802,726	1,759,111	—	1,759,111	1,850,362	—	1,850,362
Unbilled revenue	974,260	(93,848)	880,412	985,034	(82,713)	902,321	941,884	(113,431)	828,453
Other receivables	143,727	—	143,727	129,101	—	129,101	121,687	—	121,687
Prepayments and other current assets	170,167	—	170,167	152,774	—	152,774	150,193	—	150,193
Income taxes receivable	56,820	—	56,820	70,021	—	70,021	42,039	—	42,039
Total current assets	$3,429,233	$(93,848)	$3,335,385	$3,367,870	$(82,713)	$3,285,157	$3,421,184	$(113,431)	$3,307,753

Non-current assets:
Property, plant and equipment, net	348,106	—	348,106	346,521	—	346,521	342,262	—	342,262
Goodwill	8,979,134	—	8,979,134	8,993,583	—	8,993,583	8,982,896	—	8,982,896
Intangible assets, net	4,164,410	—	4,164,410	4,049,793	—	4,049,793	3,934,673	—	3,934,673
Operating right-of-use assets	150,495	—	150,495	144,514	—	144,514	132,319	—	132,319
Other receivables	71,612	—	71,612	64,140	—	64,140	52,797	—	52,797
Income taxes receivable	22,076	(4,352)	17,724	25,169	(3,576)	21,593	40,481	(2,651)	37,830
Deferred tax asset	89,406	439	89,845	80,772	876	81,648	83,095	1,398	84,493
Investments in equity	32,052	—	32,052	35,298	—	35,298	41,790	—	41,790
Total Assets	$17,286,524	$(97,761)	$17,188,763	$17,107,660	$(85,413)	$17,022,247	$17,031,497	$(114,684)	$16,916,813

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	85,126	—	85,126	46,920	—	46,920	87,317	—	87,317
Unearned revenue	1,580,235	(99,960)	1,480,275	1,573,311	(79,908)	1,493,403	1,663,183	(99,235)	1,563,948
Other liabilities	1,029,893	(7,248)	1,022,645	994,883	(7,248)	987,635	948,829	(7,248)	941,581
Income taxes payable	68,676	(10,703)	57,973	39,885	(10,703)	29,182	41,518	(10,703)	30,815
Current bank credit lines, loan facilities and notes	135,150	—	135,150	105,150	—	105,150	130,150	—	130,150
Total current liabilities	$2,899,080	$(117,911)	$2,781,169	$2,760,149	$(97,859)	$2,662,290	$2,870,997	$(117,186)	$2,753,811

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
	March 31, 2023			June 30, 2023			September 30, 2023
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)
Non-current liabilities:
Non-current bank credit lines, loan facilities and notes, net	4,353,534	—	4,353,534	4,206,936	—	4,206,936	3,911,522	—	3,911,522
Lease liabilities	133,048	—	133,048	129,079	—	129,079	121,424	—	121,424
Non-current other liabilities	46,177	(752)	45,425	39,438	(752)	38,686	41,661	(752)	40,909
Non-current income taxes payable	243,813	—	243,813	241,410	—	241,410	242,972	—	242,972
Deferred tax liability	957,019	(151)	956,868	934,208	(302)	933,906	883,887	(482)	883,405
Commitments and contingencies	—	—	—	—	—	—	—	—	—
Total Liabilities	$8,632,671	$(118,814)	$8,513,857	$8,311,220	$(98,913)	$8,212,307	$8,072,463	$(118,420)	$7,954,043

Shareholders' Equity:
Ordinary shares par value 6 euro cents per share; 100,000,000 shares authorized
81,928,422 shares issued and outstanding at March 31, 2023 (June 30, 2023: 82,151,049 and September 30, 2023: 82,326,976)	6,662	—	6,662	6,676	—	6,676	6,688	—	6,688
Additional paid-in capital	6,867,887	—	6,867,887	6,891,494	—	6,891,494	6,924,073	—	6,924,073
Other undenominated capital	1,162	—	1,162	1,162	—	1,162	1,162	—	1,162
Accumulated other comprehensive loss	(159,896)	—	(159,896)	(156,528)	—	(156,528)	(190,190)	—	(190,190)
Retained earnings	1,938,038	21,053	1,959,091	2,053,636	13,500	2,067,136	2,217,301	3,736	2,221,037
Total Shareholders' Equity	$8,653,853	$21,053	$8,674,906	$8,796,440	$13,500	$8,809,940	$8,959,034	$3,736	$8,962,770
Total Liabilities and Shareholders’ Equity	$17,286,524	$(97,761)	$17,188,763	$17,107,660	$(85,413)	$17,022,247	$17,031,497	$(114,684)	$16,916,813

The following table presents summarized restated unaudited condensed Consolidated Statements of Shareholders’ Equity for three months ended March 31, June 30, and September 30 of 2023.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)
	Number of Ordinary Shares	Ordinary Shares	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Loss	Retained Earnings (As Restated)	Total
	( in thousands, except share data)
Balance at January 1, 2023 (as restated)	81,723,555	$6,649	$6,840,306	$1,162	$(171,538)	$1,850,214	$8,526,793
Comprehensive income, (net of tax):
Net income (as restated)	—	—	—	—	—	108,877	108,877
Currency translation adjustment	—	—	—	—	15,500	—	15,500
Movement on cash flow hedge	—	—	—	—	(3,858)	—	(3,858)
Total Comprehensive Income (as restated)							120,519
Exercise of share options	136,649	9	12,927	—	—	—	12,936
Issue of restricted share units / performance share units	68,218	4	—	—	—	—	4
Share based compensation expense	—	—	14,658	—	—	—	14,658
Share issuance costs	—	—	(4)	—	—	—	(4)
Balance at March 31, 2023 (as restated)	81,928,422	$6,662	$6,867,887	$1,162	$(159,896)	$1,959,091	$8,674,906
Comprehensive income, (net of tax):
Net income (as restated)	—	—	—	—	—	108,045	108,045
Currency translation adjustment	—	—	—	—	(10,638)	—	(10,638)
Movement on cash flow hedge	—	—	—	—	14,006	—	14,006
Total Comprehensive Income (as restated)							111,413
Exercise of share options	93,304	6	7,223	—	—	—	7,229
Issue of restricted share units / performance share units	129,323	8	—	—	—	—	8
Share based compensation expense	—	—	16,389	—	—	—	16,389
Share issuance costs	—	—	(5)	—	—	—	(5)
Balance at June 30, 2023 (as restated)	82,151,049	$6,676	$6,891,494	$1,162	$(156,528)	$2,067,136	$8,809,940
Comprehensive income (net of tax):
Net income (as restated)	—	—	—	—	—	153,901	153,901
Currency translation adjustment	—	—	—	—	(38,648)	—	(38,648)
Movement on cash flow hedge	—	—	—	—	4,986	—	4,986
Total Comprehensive Income (as restated)							120,239
Exercise of share options	147,661	9	16,328	—	—	—	16,337
Issue of restricted share units / performance share units	28,266	3	—	—	—	—	3
Share based compensation expense	—	—	16,256	—	—	—	16,256
Share issuance costs	—	—	(5)	—	—	—	(5)
Balance at September 30, 2023 (as restated)	82,326,976	$6,688	$6,924,073	$1,162	$(190,190)	$2,221,037	$8,962,770

The following table presents summarized restated unaudited condensed Consolidated Statements of Cash Flows, including the balances originally reported in the Company's unaudited condensed consolidated financial statements for each of the year to date periods ended March 31, June 30, and September 30 of 2023.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
	Three Months Ended			Six Months Ended			Nine Months Ended
	March 31, 2023			June 30, 2023			September 30, 2023
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)
Cash flows provided by operating activities:
Net income	$116,654	$(7,777)	$108,877	$232,252	$(15,330)	$216,922	$395,917	$(25,094)	$370,823

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	145,126	—	145,126	290,185	—	290,185	436,217	—	436,217
Impairment of operating right-of-use assets and related property, plant and equipment	6,933	—	6,933	8,613	—	8,613	8,845	—	8,845
Reduction in carrying value of operating right-of-use assets	11,304	—	11,304	23,607	—	23,607	33,979	—	33,979
Loss on equity method investments	383	—	383	383	—	383	383	—	383
Acquisition-related gain	—	—	—	(6,160)	—	(6,160)	(6,160)	—	(6,160)
Amortization of financing costs and debt discount	4,497	—	4,497	7,899	—	7,899	12,485	—	12,485
Stock compensation expense	14,759	—	14,759	31,357	—	31,357	47,303	—	47,303
Deferred tax benefit	(43,823)	(590)	(44,413)	(59,177)	(1,178)	(60,355)	(114,487)	(1,880)	(116,367)
Unrealized foreign exchange movements	(1,319)	—	(1,319)	(3,345)	—	(3,345)	(7,670)	—	(7,670)
Other non-cash items	17,534	—	17,534	18,202	—	18,202	21,966	—	21,966
Changes in operating assets and liabilities:
Accounts receivable	(93,259)	—	(93,259)	(40,675)	—	(40,675)	(139,096)	—	(139,096)
Unbilled revenue	(18,346)	109,105	90,759	(27,210)	97,970	70,760	14,370	128,688	143,058
Unearned revenue	80,990	(99,960)	(18,970)	65,266	(79,908)	(14,642)	158,269	(99,235)	59,034
Other net assets	(65,933)	(778)	(66,711)	(161,816)	(1,554)	(163,370)	(141,425)	(2,479)	(143,904)
Net cash provided by operating activities	175,500	—	175,500	379,381	—	379,381	720,896	—	720,896

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
	Three Months Ended			Six Months Ended			Nine Months Ended
	March 31, 2023			June 30, 2023			September 30, 2023
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)
Cash flows used in investing activities:		—
Purchase of property, plant and equipment	(26,744)	—	(26,744)	(58,880)	—	(58,880)	(87,980)	—	(87,980)
Purchase of subsidiary undertakings (net of cash acquired)	—	—	—	(5,100)	—	(5,100)	(5,100)	—	(5,100)
Movement of available for sale investments	60	—	60	60	—	60	(241)	—	(241)
Purchase of investments in equity	(1,358)	—	(1,358)	(4,733)	—	(4,733)	(10,829)	—	(10,829)
Net cash used in investing activities	(28,042)	—	(28,042)	(68,653)	—	(68,653)	(104,150)	—	(104,150)

Cash flows used in financing activities:
Drawdown of credit lines and loan facilities	180,000	—	180,000	230,000	—	230,000	305,000	—	305,000
Repayment of credit lines and loan facilities	(350,000)	—	(350,000)	(580,000)	—	(580,000)	(930,000)	—	(930,000)
Proceeds from exercise of equity compensation	12,940	—	12,940	20,177	—	20,177	36,517	—	36,517
Share issue costs	(4)	—	(4)	(9)	—	(9)	(14)	—	(14)
Net cash used in financing activities	(157,064)	—	(157,064)	(329,832)	—	(329,832)	(588,497)	—	(588,497)

Effect of exchange rate movements on cash	718	—	718	512	—	512	(3,952)	—	(3,952)
Net (decrease)/increase in cash and cash equivalents	(8,888)	—	(8,888)	(18,592)	—	(18,592)	24,297	—	24,297
Cash and cash equivalents at beginning of year	288,768	—	288,768	288,768	—	288,768	288,768	—	288,768
Cash and cash equivalents at end of period	$279,880	$—	$279,880	$270,176	$—	$270,176	$313,065	$—	$313,065

ICON plc
NOTES TO THE RESTATED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

1. Disaggregation of revenue
Revenue disaggregated by customer concentration is as follows:

	Three Months Ended March 31,
	2025 (As Restated)	2024 (As Restated)	2023 (As Restated)
	(in thousands)
Clients 1-5	$496,118	$539,035	$567,913
Clients 6-10	309,562	313,756	269,815
Clients 11-25	475,299	422,459	413,296
Other	734,341	768,004	714,784
Total	$2,015,320	$2,043,254	$1,965,808

	Three Months Ended June 30,			Six Months Ended June 30,
	2025 (As Restated)	2024 (As Restated)	2023 (As Restated)	2025 (As Restated)	2024 (As Restated)	2023 (As Restated)
	(in thousands)
Clients 1-5	$502,385	$509,632	$528,152	$998,504	$1,048,666	$1,088,264
Clients 6-10	300,080	301,723	282,313	607,546	607,270	559,930
Clients 11-25	523,737	436,571	415,996	994,379	865,334	822,819
Other	712,886	794,000	781,740	1,453,979	1,563,910	1,502,996
Total	$2,039,088	$2,041,926	$2,008,201	$4,054,408	$4,085,180	$3,974,009

	Three Months Ended September 30,			Nine Months Ended September 30,
	2025 (As Restated)	2024 (As Restated)	2023 (As Restated)	2025 (As Restated)	2024 (As Restated)	2023 (As Restated)
	(in thousands)
Clients 1-5	$501,343	$508,385	$515,190	$1,499,847	$1,547,372	$1,602,943
Clients 6-10	308,045	324,708	294,715	890,203	939,831	855,156
Clients 11-25	541,879	454,808	460,192	1,546,626	1,316,277	1,272,595
Other	733,148	754,042	770,217	2,202,147	2,323,643	2,283,629
Total	$2,084,415	$2,041,943	$2,040,314	$6,138,823	$6,127,123	$6,014,323
There was no revenue from individual customers greater than 10% of consolidated revenue in the respective years. Our customers have similar profiles and economic characteristics, and therefore have similar degrees of risk and growth opportunities.

2. Accounts receivable, unbilled revenue (contract assets) and unearned revenue or payments on account (contract liabilities)

Accounts receivable and unbilled revenue were as follows for the periods ended:

	March 31, 2025 (As Restated)	June 30, 2025 (As Restated)	September 30, 2025 (As Restated)
	(in thousands)
Accounts receivable (Billed services)	$1,426,035	$1,411,329	$1,427,376
Allowance for credit losses	(38,573)	(44,074)	(39,686)
Accounts receivable (net)	1,387,462	1,367,255	1,387,690
Unbilled revenue (Unbilled services)	1,101,511	1,173,021	1,195,747
Accounts receivable and unbilled revenue, net	$2,488,973	$2,540,276	$2,583,437

	March 31, 2024 (As Restated)	June 30, 2024 (As Restated)	September 30, 2024 (As Restated)
	(in thousands)
Accounts receivable (Billed services)	$1,737,822	$1,608,774	$1,431,581
Allowance for credit losses	(35,303)	(40,122)	(35,501)
Accounts receivable (net)	1,702,519	1,568,652	1,396,080
Unbilled revenue (Unbilled services)	949,567	1,021,519	1,118,860
Accounts receivable and unbilled revenue, net	$2,652,086	$2,590,171	$2,514,940

	March 31, 2023 (As Restated)	June 30, 2023 (As Restated)	September 30, 2023 (As Restated)
	(in thousands)
Accounts receivable (Billed services)	$1,838,875	$1,788,140	$1,883,296
Allowance for credit losses	(36,149)	(29,029)	(32,934)
Accounts receivable (net)	1,802,726	1,759,111	1,850,362
Unbilled revenue (Unbilled services)	880,412	902,321	828,453
Accounts receivable and unbilled revenue, net	$2,683,138	$2,661,432	$2,678,815

Unbilled services and unearned revenue or payments on account (contract assets and liabilities) were as follows for the periods ended:

	March 31, 2025 (As Restated)	June 30, 2025 (As Restated)	September 30, 2025 (As Restated)
	(in thousands)
Unbilled revenue (Unbilled services)	$1,101,511	$1,173,021	$1,195,747
Unearned revenue (Payments on account )	(1,495,847)	(1,515,422)	(1,546,887)

	March 31, 2024 (As Restated)	June 30, 2024 (As Restated)	September 30, 2024 (As Restated)
	(in thousands)
Unbilled revenue (Unbilled services)	$949,567	$1,021,519	$1,118,860
Unearned revenue (Payments on account )	(1,585,694)	(1,544,275)	(1,477,952)

	March 31, 2023 (As Restated)	June 30, 2023 (As Restated)	September 30, 2023 (As Restated)
	(in thousands)
Unbilled revenue (Unbilled services)	$880,412	$902,321	$828,453
Unearned revenue (Payments on account )	(1,480,275)	(1,493,403)	(1,563,948)

Timing may differ between the satisfaction of performance obligations and the invoicing and collection of amounts related to our contracts with customers. We record assets for amounts related to performance obligations that are satisfied but not yet billed and/or collected. These assets are recorded as unbilled revenue and therefore contract assets rather than accounts receivable when receipt of the consideration is conditional on something other than the passage of time. Liabilities are recorded for amounts that are collected in advance of the satisfaction of performance obligations or billed in advance of the revenue being earned.

Unbilled services / revenue balances arise where invoicing or billing is based on the timing of agreed milestones related to service contracts for clinical research. Contractual billing arrangements in respect of certain reimbursable expenses (principally investigators) require billing by the investigator to the Company prior to billing by the Company to the customer. As there is no contractual right of set-off between unbilled services (contract assets) and unearned revenue (contract liabilities), each are separately presented gross on the Consolidated Balance Sheets.

3. Goodwill
The change in the carrying amount of goodwill between December 31, 2024 and September 30, 2025 is as follows:

Nine Months Ended
September 30, 2025 (As Restated)
(in thousands)
Opening balance at December 31, 2024	$9,051,410
Prior period acquisitions	5,108
Impairment	(364,248)
Foreign exchange movement	36,105
Closing balance	$8,728,375
    The Company completed its assessment for impairment as at September 30, 2025, performing a quantitative assessment using a discounted cash flow method under the income approach to estimate the fair values of each reporting unit. As a result of this impairment test of goodwill, a non-cash goodwill impairment charge of $364.2 million was identified in respect of the Data Solutions Reporting Unit. The Company performed a quantitative impairment assessment using a discounted cash flow method under the income approach to estimate the fair values of each reporting unit, no impairment was identified in the Company’s other reporting units.

4. Intangible assets

The carrying amount of Intangible Assets as of September 30, 2025 is as follows:

September 30, 2025 (As Restated)
(in thousands)
Cost
Customer relationships	$4,134,107
Order backlog	545,922
Trade names & brands	204,713
Patient database	170,487
Technology assets	151,691
Total cost	5,206,920
Accumulated amortization	(1,822,598)
Impairment	(86,739)
Net book value	$3,297,583

In the three months ended September 30, 2025, the amortization expense recognized by the Company was $58.7 million (three months ended September 30, 2024: $58.0 million).

In the nine months ended September 30, 2025, the amortization expense recognized by the Company was $176.7 million (nine months ended September 30, 2024: $291.0 million).

An impairment indicator was identified specific to the Company's Data Solutions reporting unit that indicated the carrying amount of the intangible assets in the Data Solutions reporting unit may not be recoverable. This indicator related to the Company’s revised expectations on the future performance of the reporting unit considering specific external market participant factors. As a result, the Company assessed the fair value of the intangible assets based on estimated future discounted cash flows and recorded an impairment charge of $86.7 million.

There were no additions to intangible assets during the nine months ended September 30, 2025.

5. Business Segment and Geographical Information

The geographical distribution of the Company’s segment measures for each of the quarters ended March 31, June 30 and September 30, 2025; March 31, June 30 and September 30, 2024; and March 31, June 30 and September 30, 2023 is as follows:

a) The distribution of revenue by geographical area was as follows:

	Three Months Ended March 31,
	2025 (As Restated)	2024 (As Restated)	2023 (As Restated)
	(in thousands)
Ireland	$734,340	$607,286	$500,174
Rest of Europe	375,865	389,603	413,851
U.S.	672,424	808,364	843,666
Rest of World	232,691	238,001	208,117
Total	$2,015,320	$2,043,254	$1,965,808

	Three Months Ended June 30,			Six Months Ended June 30,
	2025 (As Restated)	2024 (As Restated)	2023 (As Restated)	2025 (As Restated)	2024 (As Restated)	2023 (As Restated)
	(in thousands)
Ireland	$902,026	$627,500	$582,403	$1,636,366	$1,234,786	$1,082,577
Rest of Europe	360,070	383,199	373,460	735,935	772,802	787,311
U.S.	573,395	790,510	847,322	1,245,819	1,598,874	1,690,988
Rest of World	203,597	240,717	205,016	436,288	478,718	413,133
Total	$2,039,088	$2,041,926	$2,008,201	$4,054,408	$4,085,180	$3,974,009

	Three Months Ended September 30,			Nine Months Ended September 30,
	2025 (As Restated)	2024 (As Restated)	2023 (As Restated)	2025 (As Restated)	2024 (As Restated)	2023 (As Restated)
	(in thousands)
Ireland	$801,771	$627,432	$582,839	$2,438,137	$1,862,218	$1,665,416
Rest of Europe	399,035	420,759	384,289	1,134,970	1,193,561	1,171,600
U.S.	649,040	755,383	830,934	1,894,859	2,354,257	2,521,922
Rest of World	234,569	238,369	242,252	670,857	717,087	655,385
Total	$2,084,415	$2,041,943	$2,040,314	$6,138,823	$6,127,123	$6,014,323

b) The distribution of income from operations by geographical area was as follows:

	Three Months Ended March 31,
	2025 (As Restated)	2024 (As Restated)	2023 (As Restated)
	(in thousands)
Ireland	$163,378	$210,497	$156,422
Rest of Europe	36,843	53,197	59,690
U.S.	68,487	76,848	88,561
Rest of World	17,208	18,404	17,648
Sub-total	$285,916	$358,946	$322,321
Amortization of intangible assets	(58,946)	(116,498)	(114,678)
Total	$226,970	$242,448	$207,643

	Three Months Ended June 30,			Six Months Ended June 30,
	2025 (As Restated)	2024 (As Restated)	2023 (As Restated)	2025 (As Restated)	2024 (As Restated)	2023 (As Restated)
	(in thousands)
Ireland	$199,606	$153,450	$231,085	$362,984	$363,947	$387,507
Rest of Europe	7,978	38,910	22,430	44,821	92,107	82,120
U.S.	72,234	61,861	56,251	140,721	138,709	144,812
Rest of World	10,178	19,236	5,419	27,386	37,640	23,067
Sub-total	$289,996	$273,457	$315,185	$575,912	$632,403	$637,506
Amortization of intangible assets	(59,057)	(116,489)	(114,617)	(118,003)	(232,987)	(229,295)
Total	$230,939	$156,968	$200,568	$457,909	$399,416	$408,211

	Three Months Ended September 30,			Nine Months Ended September 30,
	2025 (As Restated)	2024 (As Restated)	2023 (As Restated)	2025 (As Restated)	2024 (As Restated)	2023 (As Restated)
	(in thousands)
Ireland	$164,983	$228,554	$224,324	$527,967	$592,501	$611,831
Rest of Europe	51,040	55,194	56,569	95,861	147,301	138,689
U.S.	68,182	59,610	70,320	208,903	198,319	215,132
Rest of World	16,848	17,237	16,280	44,234	54,877	39,347
Sub-total	$301,053	$360,595	$367,493	$876,965	$992,998	$1,004,999
Amortization of intangible assets	(58,688)	(58,026)	(114,573)	(176,691)	(291,013)	(343,868)
Goodwill impairment	(364,248)	—	—	(364,248)	—	—
Impairment of non-financial assets	(101,027)	—	—	(101,027)	—	—
Total	$(222,910)	$302,569	$252,920	$234,999	$701,985	$661,131

Management’s discussion and analysis of financial condition and results of operations

Restatement of Previously Issued Condensed Consolidated Financial Statements

The following management's discussion and analysis of financial condition and results of operations updates the corresponding discussions in the Affected Form 6-K Reports to give effect to the restatement of the Company's previously issued unaudited condensed consolidated financial statements and related disclosures included in the Affected Form 6-K Reports. The following should be read in conjunction with the audited consolidated financial statements and related footnotes included in our Form 20-F.

Detailed restatements of the Company’s consolidated financial statements for the years ended December 31, 2024 and December 31, 2023 are provided in Note 1A. Restatement of Previously Issued Consolidated Financial Statements in the Notes to the Consolidated Financial Statements of our Form 20-F.

Quarterly Results of Operations (Unaudited)
The following tables set forth our unaudited quarterly consolidated financial data for the fiscal quarters ended March 31, June 30, and September 30, 2025; March 31, June 30, and September 30, 2024 and March 31, June 30, and September 30, 2023. We have prepared the quarterly data on a basis consistent with our audited consolidated financial statements included in our Form 20-F and include, in our opinion, all adjustments necessary for a fair statement of the financial information contained in those statements. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Form 6-K/A and our Form 20-F. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

Three months ended March 31, 2025 compared to three months ended March 31, 2024; and three months ended March 31, 2024 compared to three months ended March 31, 2023.

	Three Months Ended March 31,
	Percentage of Revenue			Percentage Change
	2025 (As Restated)	2024 (As Restated)	2023 (As Restated)	2025 vs 2024 (As Restated)	2024 vs 2023 (As Restated)
Revenue	100.0%	100.0%	100.0%	(1.4)%	3.9%
Costs and expenses:
Direct costs	71.9%	71.8%	70.8%	(1.2)%	5.4%
Selling, general and administrative expense	9.8%	8.7%	10.2%	11.9%	(11.3)%
Depreciation	1.8%	1.6%	1.5%	13.2%	7.3%
Amortization	2.9%	5.7%	5.8%	(49.4)%	1.6%
Transaction and integration related	0.3%	0.3%	0.6%	(22.7)%	(38.6)%
Restructuring	2.0%	—%	0.5%	NM	NM
Income from operations	11.3%	11.9%	10.6%	(6.4)%	16.8%
*NM – Not Meaningful

	Three Months Ended March 31,
				Change
(in thousands)	2025 (As Restated)	2024 (As Restated)	2023 (As Restated)	2025 vs 2024 (As Restated)		2024 vs 2023 (As Restated)
Revenue	$2,015,320	$2,043,254	$1,965,808	$(27,934)	(1.4)%	$77,446	3.9%
Costs and expenses:
Direct costs	1,449,258	1,467,284	1,391,922	(18,026)	(1.2)%	75,362	5.4%
Selling, general and administrative expense	198,384	177,350	200,006	21,034	11.9%	(22,656)	(11.3)%
Depreciation	37,012	32,683	30,448	4,329	13.2%	2,235	7.3%
Amortization	58,946	116,498	114,678	(57,552)	(49.4)%	1,820	1.6%
Transaction and integration related	5,404	6,991	11,382	(1,587)	(22.7)%	(4,391)	(38.6)%
Restructuring	39,346	—	9,729	39,346	NM	(9,729)	NM
Income from operations	$226,970	$242,448	$207,643	$(15,478)	(6.4)%	$34,805	16.8%

Revenue (as restated)

Revenue for the three months ended March 31, 2025 decreased by $27.9 million, or 1.4%, to $2,015.3 million, compared to $2,043.3 million for the three months ended March 31, 2024. Revenue for the three months ended March 31, 2024 increased by $77.4 million, or 3.9%, to $2,043.3 million, compared to $1,965.8 million for the three months ended March 31, 2023. Revenue for the three months ended March 31, 2025 decreased by 0.2% in constant currency terms compared to the three months ended March 31, 2024. Revenue for the three months ended March 31, 2024 increased by 3.7% in constant currency terms compared to the three months ended March 31, 2023. Revenue for the three months ended March 31, 2025 was impacted by the volatility and cautiousness present in the broader clinical development market. The increase in revenue for the three months ended March 31, 2024 is due to continued organic growth across the Company's markets.

During the three months ended March 31, 2025, we derived 33.4%, 55.1% and 11.5% of our revenue in the United States, Europe and Rest of World respectively. During the three months ended March 31, 2024, we derived 39.6%, 48.8% and 11.6% of our revenue in the United States, Europe and Rest of World respectively and for the three months ended March 31, 2023, we derived 42.9%, 46.5% and 10.6% of our revenue in the United States, Europe and Rest of World respectively. Revenues from our top five customers amounted to $496.1 million, $539.0 million and $567.9 million in the three months ended March 31, 2025, March 31, 2024 and March 31, 2023 respectively or 24.6%, 26.4% and 28.9% of total revenue respectively. New customer accounts are continually added across the full portfolio of large pharma customers, mid-tier pharma customers and biotech customers.

Revenue in Ireland increased by $127.0 million or 20.9% for the three months ended March 31, 2025, to $734.3 million, compared to $607.3 million for the three months ended March 31, 2024 and increased by $107.1 million or 21.4% for the three months ended March 31, 2024, to $607.3 million, compared to $500.2 million for the three months ended March 31, 2023. Revenue in Ireland during the three months ended March 31, 2025 increased by 20.9% compared to an overall decrease in Group revenue of 1.4%, and during the three months ended March 31, 2024, revenue in Ireland increased by 21.4% compared to an overall increase in Group revenue of 3.9%. Revenue in Ireland is principally a function of our global contracting model.

Revenue in our Rest of Europe region decreased by $13.7 million or 3.5% for the three months ended March 31, 2025, to $375.9 million compared to $389.6 million for the three months ended March 31, 2024 and decreased by $24.3 million or 5.9% for three months ended March 31, 2024 to $389.6 million, compared to $413.9 million for the three months ended March 31, 2023.

Revenue in the U.S. region decreased by $136.0 million or 16.8% for the three months ended March 31, 2025, to $672.4 million, compared to $808.4 million for the three months ended March 31, 2024 and decreased by $35.3 million or 4.2% for three months ended March 31, 2024, to $808.4 million, compared to $843.7 million for the three months ended March 31, 2023.

Revenue in the Rest of World region decreased by $5.3 million or 2.2% for the three months ended March 31, 2025, to $232.7 million, compared to $238.0 million for the three months ended March 31, 2024. Revenue increased by $30.0 million or 14.4% for three months ended March 31, 2024 to $238.0 million, compared to $208.0 million for the three months ended March 31, 2023.

Direct costs (as restated)

Direct costs for the three months ended March 31, 2025 decreased by $18.0 million, or 1.2%, to $1,449.3 million compared to $1,467.3 million for the three months ended March 31, 2024. Direct costs consist primarily of investigator and other reimbursable costs, compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The decrease in direct costs arose due to a decrease in personnel related costs and travel, partially offset by increases in third party investigator/other reimbursable costs, laboratories and other direct project driven costs. As a percentage of revenue, direct costs increased to 71.9% of revenue during the three months ended March 31, 2025 compared to 71.8% for the three months ended March 31, 2024.

Direct costs for the three months ended March 31, 2024 increased by $75.4 million, or 5.4%, to $1,467.3 million compared to $1,391.9 million for the three months ended March 31, 2023. The increase in direct costs arose due to an increase in personnel related costs, laboratory costs, third party investigator/other reimbursable costs, travel and other direct project driven costs. As a percentage of revenue, direct costs increased to 71.8% of revenue during the three months ended March 31, 2024 compared to 70.8% for the three months ended March 31, 2023.

Income from operations (as restated)

Income from operations for the three months ended March 31, 2025 decreased by $15.5 million or 6.4% to $227.0 million compared to $242.4 million for the three months ended March 31, 2024. As a percentage of revenue, income from operations decreased to 11.3% for the three months ended March 31, 2025 compared to 11.9% of revenue for the three months ended March 31, 2024. Income from operations for the three months ended March 31, 2024 increased by $34.8 million or 16.8% to $242.4 million compared to $207.6 million for the three months ended March 31, 2023. As a percentage of revenue, income from operations for the three months ended March 31, 2024 increased to 11.9% compared to 10.6% of revenue for the three months ended March 31, 2023.

Excluding amortization of intangible assets, income from operations in Ireland for three months ended March 31, 2025 decreased to $163.4 million compared to $210.5 million for the three months ended March 31, 2024; and increased to $210.5 million for three months ended March 31, 2024 compared to $156.4 million for the three months ended March 31, 2023. As a percentage of revenue, excluding amortization of intangible assets, income from operations in Ireland for the three months ended March 31, 2025 decreased to 22.2% compared to 34.7% for three months ended March 31, 2024; and increased to 34.7% for the three months ended March 31, 2024 compared to 31.3% for the three months ended March 31, 2023.

In the Rest of Europe region, excluding amortization of intangible assets, income from operations for three months ended March 31, 2025 decreased to $36.8 million compared to $53.2 million for the three months ended March 31, 2024; and decreased to $53.2 million for three months ended March 31, 2024 compared to $59.7 million for the three months ended March 31, 2023. As a percentage of revenue, excluding amortization of intangible assets, income from operations in the Rest of Europe region for three months ended March 31, 2025 decreased to 9.8% compared to 13.7% for the three months ended March 31, 2024 and decreased to 13.7% for the three months ended March 31, 2024 compared to 14.4% for the three months ended March 31, 2023.

In the U.S. region, income from operations, excluding amortization of intangible assets for three months ended March 31, 2025 decreased to $68.5 million compared to $76.8 million for the three months ended March 31, 2024; and decreased to $76.8 million for three months ended March 31, 2024 compared to $88.6 million for the three months ended March 31, 2023. As a percentage of revenue, excluding amortization of intangible assets, income from operations in the U.S. region for three months ended March 31, 2025 increased to 10.2% compared to 9.5% for the three months ended March 31, 2024; and decreased to 9.5% for the three months ended March 31, 2024 compared to 10.5% for the three months ended March 31, 2023.

In Rest of World region, income from operations, excluding amortization of intangible assets, for three months ended March 31, 2025 decreased to $17.2 million compared to $18.4 million for the three months ended March 31, 2024; and increased to $18.4 million for three months ended March 31, 2024 compared to $17.6 million for the three months ended March 31, 2023. As a percentage of revenue, excluding amortization of intangible assets, income from operations in Rest of World regions for three months ended March 31, 2025 decreased to 7.4% compared to 7.7% for the three months ended March 31, 2024; and decreased to 7.7% for the three months ended March 31, 2024 compared to 8.5% for the three months ended March 31, 2023.

Income tax expense (as restated)

	Three Months Ended March 31,
				Change
(in thousands)	2025 (As Restated)	2024 (As Restated)	2023 (As Restated)	2025 vs 2024 (As Restated)	2024 vs 2023 (As Restated)
Income tax expense	$20,351	$24,376	$12,904	$(4,025)	$11,472
Effective income tax rate	11.2%	14.1%	10.6%	(2.9)%	3.5%

Income tax expense decreased to $20.4 million charge for the three months ended March 31, 2025 compared to a $24.4 million charge for the three months ended March 31, 2024. The Company’s effective tax rate for the three months ended March 31, 2025 was 11.2% compared with 14.1% for the three months ended March 31, 2024 primarily due to changes in various tax laws and the level of deferred tax benefit associated with the amortization of intangible assets.

Income tax expense increased to a $24.4 million charge for the three months ended March 31, 2024 compared to a $12.9 million charge for the three months ended March 31, 2023. The Company’s effective tax rate for the three months ended March 31, 2024 was 14.1% compared with 10.6% for the three months ended March 31, 2023 primarily due to changes in various tax laws

With the exception of the foregoing, the Company’s effective tax rate remains principally a function of the distribution of pre-tax profits amongst the territories in which it operates.

Three months ended June 30, 2025 compared to three months ended June 30, 2024; and three months ended June 30, 2024 compared to three months ended June 30, 2023.

	Three Months Ended June 30,
	Percentage of Revenue			Percentage Change
	2025 (As Restated)	2024 (As Restated)	2023 (As Restated)	2025 vs 2024 (As Restated)	2024 vs 2023 (As Restated)
Revenue	100.0%	100.0%	100.0%	(0.1)%	1.7%
Costs and expenses:
Direct costs	71.4%	72.9%	71.0%	(2.2)%	4.3%
Selling, general and administrative expense	10.1%	9.6%	9.4%	5.4%	3.5%
Depreciation	1.9%	1.6%	1.5%	16.6%	8.9%
Amortization	2.9%	5.7%	5.7%	(49.3)%	1.6%
Transaction and integration related	0.3%	0.3%	0.6%	(1.5)%	(46.3)%
Restructuring	2.1%	2.2%	1.8%	(6.2)%	28.4%
Income from operations	11.3%	7.7%	10.0%	47.1%	(21.7)%

	Three Months Ended June 30,
				Change
(in thousands)	2025 (As Restated)	2024 (As Restated)	2023 (As Restated)	2025 vs 2024 (As Restated)		2024 vs 2023 (As Restated)
Revenue	$2,039,088	$2,041,926	$2,008,201	$(2,838)	(0.1)%	$33,725	1.7%
Costs and expenses:
Direct costs	1,455,758	1,488,256	1,426,406	(32,498)	(2.2)%	61,850	4.3%
Selling, general and administrative expense	205,006	194,458	187,806	10,548	5.4%	6,652	3.5%
Depreciation	38,661	33,146	30,442	5,515	16.6%	2,704	8.9%
Amortization	59,057	116,489	114,617	(57,432)	(49.3)%	1,872	1.6%
Transaction and integration related	6,717	6,820	12,701	(103)	(1.5)%	(5,881)	(46.3)%
Restructuring	42,950	45,789	35,661	(2,839)	(6.2)%	10,128	28.4%
Income from operations	$230,939	$156,968	$200,568	$73,971	47.1%	$(43,600)	(21.7)%

Revenue (as restated)

Revenue for the three months ended June 30, 2025 decreased by $2.8 million, or 0.1%, to $2,039.1 million, compared to $2,041.9 million for the three months ended June 30, 2024; and for the three months ended June 30, 2024 increased by $33.7 million, or 1.7%, to $2,041.9 million compared to $2,008.2 million for the three months ended June 30, 2023. Revenue decreased by 0.9% and increased by 2.0% in constant currency terms for the three months ended June 30, 2025 and June 30, 2024 respectively. Revenue for the three months ended June 30, 2025 was impacted by the volatility and cautiousness present in the broader clinical development market. The increase in revenue for the three months ended June 30, 2024 was due to continued organic growth across the Company's markets.

During the three months ended June 30, 2025, we derived 28.1%, 61.9% and 10.0% of our revenue in the United States, Europe and Rest of World respectively. During the three months ended June 30, 2024, we derived 38.7%, 49.5% and 11.8% of our revenue in the United States, Europe and Rest of World respectively. Revenues from our top five customers amounted to $502.4 million, $509.6 million and $528.2 million in the three months ended June 30, 2025, June 30, 2024 and June 30, 2023 respectively or 24.6%, 25.0% and 26.3% of total revenue respectively. New customer accounts are continually added across the full portfolio of large pharma customers, mid-tier pharma customers and biotech customers.

Revenue in Ireland increased by $274.5 million for the three months ended June 30, 2025, to $902.0 million, compared to $627.5 million for the three months ended June 30, 2024; and increased by $45.1 million for the three months ended June 30, 2024 to $627.5 million, compared to $582.4 million for the three months ended June 30, 2023. Revenue in Ireland during the three months ended June 30, 2025 increased by 43.7% compared to an overall decrease in ICON Group revenue of 0.1% and increased by 7.7% for the three months ended June 30, 2024 compared to an overall increase in Group revenue of 1.7%. Revenue in Ireland is principally a function of our global contracting model.

Revenue in our Rest of Europe region during the three months ended June 30, 2025 decreased by $23.1 million or 6.0%, to $360.1 million, compared to $383.2 million for the three months ended June 30, 2024; and increased by $9.7 million or 2.6% for the three months ended June 30, 2024 to $383.2 million, compared to $373.5 million for the three months ended June 30, 2023.

Revenue in the U.S. region during the three months ended June 30, 2025 decreased by $217.1 million or 27.5%, to $573.4 million, compared to $790.5 million for the three months ended June 30, 2024; and decreased by $56.8 million or 6.7%, to $790.5 million for the three months ended June 30, 2024 compared to $847.3 million for the three months ended June 30, 2023.

Revenue in the Rest of World region during the three months ended June 30, 2025 decreased by $37.1 million or 15.4%, to $203.6 million, compared to $240.7 million for the three months ended June 30, 2024; and increased by $35.7 million or 17.4% to $240.7 million for the three months ended June 30, 2024 compared to $205.0 million for the three months ended June 30, 2023.

Direct costs (as restated)

Direct costs for the three months ended June 30, 2025 decreased by $32.5 million, or 2.2%, to $1,455.8 million compared to $1,488.3 million for the three months ended June 30, 2024. The decrease in direct costs arose due to a decrease in personnel related costs, travel and other direct project driven costs, partially offset by increases in third party investigator/other reimbursable costs and laboratory costs. As a percentage of revenue, direct costs have decreased to 71.4% of revenue during the three months ended June 30, 2025 compared to 72.9% for the three months ended June 30, 2024.

Direct costs for the three months ended June 30, 2024 increased by $61.9 million, or 4.3%, to $1,488.3 million compared to $1,426.4 million for the three months ended June 30, 2023. The increase in direct costs arose due to an increase in personnel related costs, third party investigator/other reimbursable costs and other direct project driven costs. As a percentage of revenue, direct costs have increased to 72.9% of revenue during the three months ended June 30, 2024 compared to 71.0% for the three months ended June 30, 2023.

Income from operations (as restated)

Income from operations for the three months ended June 30, 2025 increased by $74.0 million or 47.1% to $230.9 million compared to $157.0 million for the three months ended June 30, 2024. As a percentage of revenue, income from operations increased to 11.3% for the three months ended June 30, 2025 compared to 7.7% of revenue for the three months ended June 30, 2024. Income from operations for the three months ended June 30, 2024 decreased by $43.6 million or 21.7% to $157.0 million compared to $200.6 million for the three months ended June 30, 2023. As a percentage of revenue, income from operations for the three months ended June 30, 2024 decreased to 7.7% compared to 10.0% of revenue for the three months ended June 30, 2023.

Excluding amortization of intangible assets, income from operations in Ireland for the three months ended June 30, 2025 increased to $199.6 million compared to $153.5 million for three months ended June 30, 2024; and decreased to $153.5 million for three months ended June 30, 2024 compared to $231.1 million for the three months ended June 30, 2023. As a percentage of revenue, excluding amortization of intangible assets, income from operations in Ireland for the three months ended June 30, 2025 decreased to 22.1% compared to 24.5% for three months ended June 30, 2024; and decreased to 24.5% for three months ended June 30, 2024 compared to 39.7% for the three months ended June 30, 2023.

In the Rest of Europe region, excluding amortization of intangible assets, income from operations for the three months ended June 30, 2025 decreased to $8.0 million compared to $38.9 million for the three months ended June 30, 2024; and increased to $38.9 million for the three months ended June 30, 2024 compared to $22.4 million for the three months ended June 30, 2023. As a percentage of revenue, excluding amortization of intangible assets, income from operations in the Rest of Europe region for the three months ended June 30, 2025 decreased to 2.2% compared to 10.2% for the three months ended June 30, 2024; and increased to 10.2% for the three months ended June 30, 2024 compared to 6.0% for the three months ended June 30, 2023.

In the U.S. region, income from operations, excluding amortization of intangible assets for the three months ended June 30, 2025 increased to $72.2 million compared to $61.9 million for the three months ended June 30, 2024; and increased to $61.9 million for the three months ended June 30, 2024 compared to $56.3 million for the three months ended June 30, 2023. As a percentage of revenue, excluding amortization of intangible assets, income from operations in the U.S. region for the three months ended June 30, 2025 increased to 12.6% compared to 7.8% for the three months ended June 30, 2024 and increased to 7.8% for the three months ended June 30, 2024 compared to 6.6% for the three months ended June 30, 2023.

In Rest of World, income from operations, excluding amortization of intangible assets for the three months ended June 30, 2025 decreased to $10.2 million compared to $19.2 million for the three months ended June 30, 2024; and increased to $19.2 million for the three months ended June 30, 2024 compared to $5.4 million for the three months ended June 30, 2023. As percentage of revenue, excluding amortization of intangible assets, income from operations in the other regions for the three months ended June 30, 2025 decreased to 5.0% compared to 8.0% for the three months ended June 30, 2024; and increased to 8.0% for the three months ended June 30, 2024 compared to 2.6% for the three months ended June 30, 2023.

Income tax expense (as restated)

	Three Months Ended June 30,
				Change
(in thousands)	2025 (As Restated)	2024 (As Restated)	2023 (As Restated)	2025 vs 2024 (As Restated)	2024 vs 2023 (As Restated)
Income tax (benefit) / expense	$(20,674)	$14,589	$8,266	$(35,263)	$6,323
Effective income tax rate	(11.3)%	15.0%	7.1%	(26.3)%	7.9%

Income tax expense for the three months ended June 30, 2025 changed to a $20.7 million income tax benefit compared to a $14.6 million expense for the three months ended June 30, 2024. The Company’s effective tax rate for the three months ended June 30, 2025 was (11.3)% compared with 15.0% for the three months ended June 30, 2024 primarily due to the net release of provisions for uncertain tax positions in the period ($29.3 million), the release of a deferred tax liability related to investments in foreign subsidiaries associated with unremitted earnings ($30.6 million), partially offset by a reduced level of deferred tax benefit associated with the amortization of intangible assets ($14.6 million).

Income tax expense for the three months ended June 30, 2024 increased to a $14.6 million charge compared to a $8.3 million charge for the three months ended June 30, 2023. The Company’s effective tax rate for the three months ended June 30, 2024 was 15.0% compared with 7.1% for the three months ended June 30, 2023 primarily due to changes in various tax laws.

With the exception of the foregoing, the Company’s effective tax rate remains principally a function of the distribution of pre-tax profits amongst the territories in which it operates.

Three months ended September 30, 2025 compared to three months ended September 30, 2024; and three months ended September 30, 2024 compared to three months ended September 30, 2023.

	Three Months Ended September 30,
	Percentage of Revenue			Percentage Change
	2025 (As Restated)	2024 (As Restated)	2023 (As Restated)	2025 vs 2024 (As Restated)	2024 vs 2023 (As Restated)
Revenue	100.0%	100.0%	100.0%	2.1%	0.1%
Costs and expenses:
Direct costs	73.8%	70.2%	70.9%	7.4%	(0.9)%
Selling, general and administrative expense	9.5%	10.0%	9.1%	(3.9)%	10.8%
Depreciation	2.0%	1.8%	1.5%	15.3%	11.3%
Amortization	2.8%	2.8%	5.6%	1.1%	(49.4)%
Transaction and integration related	0.3%	0.4%	0.5%	(10.6)%	(24.7)%
Goodwill impairment	17.5%	—%	—%	NM	NM
Impairment of non-financial assets	4.8%	—%	—%	NM	NM
Income from operations	(10.7)%	14.8%	12.4%	(173.7)%	19.6%

	Three Months Ended September 30,
				Change
(in thousands)	2025 (As Restated)	2024 (As Restated)	2023 (As Restated)	2025 vs 2024 (As Restated)		2024 vs 2023 (As Restated)
Revenue	$2,084,415	$2,041,943	$2,040,314	$42,472	2.1%	$1,629	0.1%
Costs and expenses:
Direct costs	1,538,951	1,433,394	1,445,742	105,557	7.4%	(12,348)	(0.9)%
Selling, general and administrative expense	197,049	205,095	185,187	(8,046)	(3.9)%	19,908	10.8%
Depreciation	40,342	35,003	31,459	5,339	15.3%	3,544	11.3%
Amortization	58,688	58,026	114,573	662	1.1%	(56,547)	(49.4)%
Transaction and integration related	7,020	7,856	10,433	(836)	(10.6)%	(2,577)	(24.7)%
Goodwill impairment	364,248	—	—	364,248	NM	—	NM
Impairment of non-financial assets	101,027	—	—	101,027	NM	—	NM
Income from operations	$(222,910)	$302,569	$252,920	$(525,479)	(173.7)%	$49,649	19.6%
*NM – Not Meaningful

Revenue (as restated)

Revenue for the three months ended September 30, 2025 increased by $42.5 million, or 2.1%, to $2,084.4 million, compared to $2,041.9 million for the three months ended September 30, 2024; and for the three months ended September 30, 2024 increased by $1.6 million, or 0.1%, to $2,041.9 million, compared to $2,040.3 million for the three months ended September 30, 2023. Revenue increased by 0.5% and increased by 0.3% in constant currency terms for the three months ended September 30, 2025 and September 30, 2024 respectively.

During the three months ended September 30, 2025, we derived 31.1%, 57.6% and 11.3% of our revenue in the United States, Europe and Rest of World respectively. During the three months ended September 30, 2024, we derived 37.0%, 51.3% and 11.7% of our revenue in the United States, Europe and Rest of World respectively and for the three months ended September 30, 2023, we derived 40.7%, 47.4% and 11.9% in the United States, Europe and Rest of World respectively. Revenues from our top five customers amounted to $501.3 million, $508.4 million and $515.2 million for the three months ended September 30, 2025, September 30, 2024 and September 30, 2023 respectively, or 24.1%, 24.9% and 25.3% of total revenue respectively. New customer accounts are continually added across the full portfolio of large pharma customers, mid-tier pharma customers and biotech customers.

Revenue in Ireland for the three months ended September 30, 2025 increased by $174.4 million to $801.8 million, compared to $627.4 million for the three months ended September 30, 2024; and increased by $44.6 million for the three months ended September 30, 2024, to $627.4 million, compared to $582.8 million for the three months ended September 30, 2023. Revenue in Ireland for the three months ended September 30, 2025 increased by 27.8% compared to an overall increase in Group revenue of 2.1%; and increased by 7.7% for the three months ended September 30, 2024 compared to an overall increase in Group revenue of 0.1%. Revenue in Ireland is principally a function of our global contracting model.

Revenue in our Rest of Europe region for the three months ended September 30, 2025 decreased by $21.8 million or 5.2%, to $399.0 million, compared to $420.8 million for the three months ended September 30, 2024; and increased by $36.5 million or 9.5% for the three months ended September 30, 2024, to $420.8 million, compared to $384.3 million for the three months ended September 30, 2023.

Revenue in the U.S. region for the three months ended September 30, 2025 decreased by $106.4 million or 14.1%, to $649.0 million, compared to $755.4 million for the three months ended September 30, 2024; and decreased by $75.5 million or 9.1% for the three months ended September 30, 2024, to $755.4 million, compared to $830.9 million for the three months ended September 30, 2023.

Revenue in the Rest of World region for the three months ended September 30, 2025 decreased by $3.7 million or 1.6%, to $234.6 million, compared to $238.3 million for the three months ended September 30, 2024 and decreased by $4.0 million or 1.7% for the three months ended September 30, 2024, to $238.3 million, compared to $242.3 million for the three months ended September 30, 2023.

Direct costs (as restated)

Direct costs for the three months ended September 30, 2025 increased by $105.6 million or 7.4% to $1,539.0 million compared to $1,433.4 million for the three months ended September 30, 2024. The increase in direct costs arose due to an increase in personnel related costs ($13.7 million of this increase relates to share based compensation expense), third party investigator/other reimbursable costs and laboratory costs partially offset by a decrease in travel and other direct project driven costs. As a percentage of revenue, direct costs have increased to 73.8% of revenue during the three months ended September 30, 2025 compared to 70.2% for the three months ended September 30, 2024.

Direct costs for the three months ended September 30, 2024 decreased by $12.3 million, or 0.9%, to $1,433.4 million compared to $1,445.7 million for the three months ended September 30, 2023. The decrease in direct costs arose due to a decrease in personnel related costs and other direct project driven costs partially offset by increases in third party investigator/other reimbursable costs, laboratories and travel. As a percentage of revenue, direct costs have decreased to 70.2% of revenue during the three months ended September 30, 2024 compared to 70.9% for the three months ended September 30, 2023.

Impairments (as restated)

	Three Months Ended September 30,
			Change
(in thousands)	2025 (As Restated)	2024	2025 vs 2024 (As Restated)
Goodwill impairment	$364,248	$—	$364,248
% of revenue	17.5%	—	NM
Impairment of non-financial assets	$101,027	$—	$101,027
% of revenue	4.8%	—	NM

The Company recorded a goodwill impairment charge of $364.2 million for the three months ended September 30, 2025 (September 30, 2024: $nil) in the Condensed Consolidated Statements of Operations related to the Data Solutions reporting unit. This represented the entire balance of goodwill attributed to the Data Solutions reporting unit. This charge represents 17.5% of revenue for the three months ended September 30, 2025. Impairment of non-financial assets of $101.0 million (September 30, 2024: $nil) was recorded related to property, plant and equipment and intangible assets in the Data Solutions reporting unit. This charge represents 4.8% of revenue for the three months ended September 30, 2025.

Income from operations (as restated)

Income from operations for the three months ended September 30, 2025 decreased by $525.5 million or 173.7% to $222.9 million loss compared to $302.6 million income for the three months ended September 30, 2024. As a percentage of revenue, income from operations for the three months ended September 30, 2025 decreased to (10.7)% compared to 14.8% of revenue for the three months ended September 30, 2024. Income from operations for the three months ended September 30, 2024 increased by $49.6 million or 19.6% to $302.6 million compared to $252.9 million for the three months ended September 30, 2023. As a percentage of revenue, income from operations for the three months ended September 30, 2024 increased to 14.8% compared to 12.4% of revenue for the three months ended September 30, 2023.

Excluding amortization of intangible assets and the non-cash goodwill and non-financial assets impairment charge, income from operations in Ireland for the three months ended September 30, 2025 decreased to $165.0 million compared to $228.6 million for three months ended September 30, 2024; and increased to $228.6 million for three months ended September 30, 2024 compared to $224.3 million for three months ended September 30, 2023. As a percentage of revenue, excluding amortization of intangible assets and the non-cash goodwill and non-financial assets impairment charge, income from operations in Ireland for the three months ended September 30, 2025 decreased to 20.6% compared to 36.4% for three months ended September 30, 2024; and decreased to 36.4% for three months ended September 30, 2024 compared to 38.5% for three months ended September 30, 2023.

In the Rest of Europe region, excluding amortization of intangible assets and the non-cash goodwill and non-financial assets impairment charge, income from operations for the three months ended September 30, 2025 decreased to $51.0 million compared to $55.2 million for the three months ended September 30, 2024; and decreased to $55.2 million compared to $56.6 million for the three months ended September 30, 2023. As a percentage of revenue, excluding amortization of intangible assets and the non-cash goodwill and non-financial assets impairment charge, income from operations in the Rest of Europe region for the three months ended September 30, 2025 decreased to 12.8% compared to 13.1% for the three months ended September 30, 2024; and decreased to 13.1% for the three months ended September 30, 2024 compared to 14.7% for the three months ended September 30, 2023.

In the U.S. region, income from operations, excluding amortization of intangible assets and the non-cash goodwill and non-financial assets impairment charge for the three months ended September 30, 2025 increased to $68.2 million compared to $59.6 million for the three months ended September 30, 2024; and decreased to $59.6 million compared to $70.3 million for the three months ended September 30, 2023. As a percentage of revenues, excluding amortization of intangible assets and the non-cash goodwill and non-financial assets impairment charge, income from operations in the U.S. region for the three months ended September 30, 2025 increased to 10.5% compared to 7.9% for the three months ended September 30, 2024; and decreased to 7.9% for the three months ended September 30, 2024 compared to 8.5% for the three months ended September 30, 2023.

In Rest of World, income from operations, excluding amortization of intangible assets and the non-cash goodwill and non-financial assets impairment charge for the three months ended September 30, 2025 decreased to $16.8 million compared to $17.2 million for the three months ended September 30, 2024; and increased to $17.2 million for the three months ended September 30, 2024 compared to $16.3 million for the three months ended September 30, 2023. As percentage of revenue, excluding amortization of intangible assets and the non-cash goodwill and non-financial assets impairment charge, income from operations in the other regions for the three months ended September 30, 2025 and September 30, 2024 remained unchanged at 7.2%; and increased to 7.2% for the three months ended September 30, 2024 compared to 6.7% for the three months ended September 30, 2023.

Income tax expense (as restated)

	Three Months Ended September 30,
				Change
(in thousands)	2025 (As Restated)	2024 (As Restated)	2023 (As Restated)	2025 vs 2024 (As Restated)	2024 vs 2023 (As Restated)
Income tax expense	$12,791	$38,432	$16,384	$(25,641)	$22,048
Effective income tax rate	(4.7)%	15.3%	9.6%	(20.0)%	5.7%

Income tax expense for the three months ended September 30, 2025 decreased to $12.8 million compared to $38.4 million for the three months ended September 30, 2024. The Company’s effective tax rate for the three months ended September 30, 2025 was (4.7)% compared with 15.3% for the three months ended September 30, 2024. Excluding the non-cash goodwill impairment charge of $364.2 million related to the Company's Data Solutions reporting unit which was recorded in three months ended September 30, 2025, the Company’s effective tax rate for the three months ended September 30, 2025 was 13.8% in comparison with 15.3% for the three months ended September 30, 2024.

Income tax expense for the three months ended September 30, 2024 increased to $38.4 million charge compared to a $16.4 million charge for the three months ended September 30, 2023. The Company’s effective tax rate for the three months ended September 30, 2024 was 15.3% compared with 9.6% for the three months ended September 30, 2023 primarily due to changes in various tax laws.

With the exception of the foregoing, the Company’s effective tax rate remains principally a function of the distribution of pre-tax profits amongst the territories in which it operates.

Exhibits of ICON plc and subsidiaries

Exhibit Number	Title

17.1*	List of Subsidiary Guarantors and Issuer of Guaranteed Debt Securities and Affiliates Whose Securities Collateralize Securities of ICON Investments Six Designated Activity Company as at May 27, 2026.

101.1*	Interactive Data Files (Inline XBRL – Related Documents).

104	Cover Page Interactive Data File (embedded within the Inline XBRL document and included in Exhibit 101).
* Filed herewith

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICON plc

/s/ Nigel Clerkin
Date:	May 27, 2026	Nigel Clerkin
Chief Financial Officer